Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC Mail Processing Section MAR 0 7 2017 Washington DC 406

SEC Mail Processing Section MAR 0 7 2017 Washington DC 406

17002442

1. State the name of the applicant: NYSE MKT LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 3/3/17 (MM/DD/YY) NYSE MKT LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 3rd day of March (Month), 2017 (Year) by Tiwana Braddox (Notary Public)

My Commission expires 6/18/2018 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

TIWANA BRADDOX
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
NO. 01BR5059581
MY COMMISSION EXPIRES 6/18/2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE MKT LLC

March 2017

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

March 2017

EXHIBIT F

A complete set of the NYSE MKT LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE MKT	NYSE MKT LLC
☐ NYSE Amex Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: __________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: __________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE MKT and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca Equities, Inc., under the oversight of NYSE Arca, Inc., a self-regulatory organization.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form.

(b) Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer or agent; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(d) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of User's breach of its obligations under this User Agreement, NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents), except to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud or breach of this User Agreement. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of its name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in Section 6(b), the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE. User consents to NYSE disclosing: (i) Information in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVTY TO THE PLATOFRM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRASACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement, the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to a related or unrelated party upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(j) and (k), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms, the Rules, all agreements required by the Rules and all other agreements entered into related to User's access, connection to or use of the Platform constitute the entire agreement between the parties with respect to connection to and use of the Platform. This User Agreement replaces prior user agreements related to User's use of the Platform.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without regard to choice of law principles.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User. The amendment to this User Agreement contained within this notice will be effective sixty (60) days subsequent to receipt of the notice by the User, unless User terminates this User Agreement, Connectivity Questionnaire or Session Request Form, as relevant, pursuant to this Section 13(k). If the amendment has a material, adverse impact on User, then User may terminate the modified User Agreement, Connectivity Questionnaire or Session Request Form, as relevant, within sixty (60) days of receipt of the notice.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Date: ______________________

Accepted on behalf of NYSE:

Entity: ______________________

By (Signature): ______________________

Name: ______________________

Title: ______________________

Date: ______________________

With Notices To:

User Name: ______________________

Contact Name: ______________________

Address: ______________________

City, State, Zip: ______________________

Email: ______________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For questions regarding this form, please contact Connectivity at (212) 896-2830 option 2.** **Completed Session Request Forms should be returned to Connectivity at connectivity@nyse.com.**

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group:

Session Detail (Please select only one market, session type, and protocol, per request form.)			
Request Type:	☐ Create ☐ Modify ☐ Remove		
Market:	☐ NYSE Arca Equities ☐ New York Stock Exchange ☐ NYSE MKT ☐ NYSE Amex Options ☐ NYSE Arca Options		
Session Type:	☐ Member ☐ Service Bureau	# of Sessions:	
Protocol:	☐ FIX Order Entry ☐ Binary Order Entry ☐ FIX Drop Copy ☐ Binary Drop Copy		
Sender Comp IDs (If modifying or removing.):			

Order Entry Settings	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Check only the settings that are changing if this is a modification.*	
MPID(s):	
Cancel on Disconnect:	☐ None ☐ Cancel All ☐ Cancel All Except On Open/On Close
Default Self-Trade Prevention:	☐ None ☐ Cancel Newest ☐ Cancel Oldest ☐ Cancel Both ☐ Decrement
Max Order Qty (Exchange max applied, if blank.):	
Priority Update Ack Subscription:	☐ Subscribe ☐ Do Not Subscribe
Symbol Eligibility:	☐ All Symbols ☐ Test Symbols Only

Drop Copy Settings	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Filter By (Choose One):	☐ Sender Comp ID ☐ MPID (FIX Only) ☐ Clearing Firm (FIX Only)
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*	
Message Preference:	☐ All activity (Exchange Side) ☐ Fills/Partial Fills Only

Source IP Permission
- *List any IPs, or IP ranges, that will be connecting to Pillar Native Gateway.*

By (Signature) ______________________

Name: ______________________

Title: ______________________

Company Name: ______________________ CRD # __________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with NYSE Arca, LLC ("NYSE") as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE MKT	NYSE MKT LLC
☐ NYSE Amex Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________ Fax: ______________

Email: ______________________________

Web Address: ______________________________

User represents that it is

a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above.

Authorization and Acceptance

Authorized Signature of User: ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca Equities, Inc., under the oversight of NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection

This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User is responsible for all of its and its End Users' costs and charges incurred in connecting to Pillar and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights

User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law

User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing

User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection

NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice and without cause.

6. Amendment

NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after five (5) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement is required. If the User adds additional Subscribers, User must sign a new Connection Agreement for each new Subscriber. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment

User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and the NYSE Master User Agreement located at www.nyse.com. Capitalized terms that are not defined in this Connectivity Questionnaire have the meanings given them in the Master User Agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE Arca Options ☐ NYSE MKT Equities ☐ NYSE Amex Options ☐ NYSE Equities	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	Yes No ______________________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established effective regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for FINRA Members

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE MKT equity membership with this application. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830 (option 5)

FINRA – Andrew Lucks
Email: andrew.lucks@finra.org
Phone: 1.212.858.4207

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

NYSE Rules :
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE and NYSE MKT member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") – are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE and NYSE MKT platform

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ____________ SEC No.: ____________ Web CRD No.: ____________ Broker/ Dealer TAX ID: ____________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ____________

Business Address: ____________

City ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Fax: ____________

Website Address: ____________

Contact Name: ____________ Title: ____________

Address: ____________

Phone: ____________ Fax: ____________

Email Address: ____________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

__ FINRA __ Other ____________

Date of Applicant Firm's FINRA Membership (if pending, so indicate): ____________

TYPE OF ORGANIZATION

__ Corporation __ Limited Liability Company __ Partnership Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

- NASDAQ OMX BX (BX)
- Chicago Stock Exchange (CHX)
- International Securities Exchange (ISE)
- Financial Industry Regulatory Authority (FINRA)
- NASDAQ OMX PHLX (PHLX)
- BATS Exchange (EBZX)
- BATS Y-Exchange (BYX)
- Other ____________
- Chicago Board Options Exchange (CBOE)
- National Stock Exchange (NSX)
- NASDAQ
- NYSE Amex Options
- NYSE Arca
- EDGA Exchange
- EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

____

(b) What source of funds will be utilized for the NYSE and any other memberships?

____

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

______________________________ ____________________
Signature of Authorized Officer Date

______________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

___ NYSE / NYSE MKT Equities Floor Brokerage
☐ Blue Line

___ NYSE Bonds
☐ Agency
☐ Principal

___ Commodities

___ Non-member broker/dealer executions

___ Engaging in business with other broker/dealers only

___ Engaging in business with non-broker/dealers
- ___ Retail
- ___ Institutions
- ___ On Floor executions for non-broker/dealers

___ Proprietary trading
- ___ NYSE MKT Designated Market Maker (DMM)
- ___ NYSE Designated Market Maker (DMM)
- ___ Off Floor
- ___ Supplemental Liquidity Provider (SLP)
- ___ Supplemental Liquidity Provider Market Maker (SLMM)

___ Retail Member Organization (RMO)

___ Sponsored access provider

___ Corporate finance

___ Primary government securities dealer

___ Equities market maker

___ Options (executions, market maker, etc.)

___ Issue or distribute research reports

___ Stock loan/stock borrow

___ Repos/reverse repos financing transactions

___ Joint Back Office (JBO) arrangements

___ Underwritings

___ Other (Please explain: ____)

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ___ No ___

Response: ____

3. Identify for the Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ____

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ___ No ___

SECTION 3 – APPLICATION QUESTIONS (Continued)				
6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? (If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	Yes		No	
7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110? If the firm answered "no", please explain. Response: ______________________________	Yes		No	
8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?	Yes		No	

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE and/or NYSE MKT equities floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) — Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf

Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) — Yes ☐ No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________

Mailing Address: ______________________

Phone: ______________________ Email: ______________________

11. Does the Applicant Firm maintain error and investment accounts? — Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. The Applicant must maintain a separate error account for NYSE MKT equities floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Info Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below? — Yes ☐ No ☐

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Chief Financial Officer ("CFO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Chief Compliance Officer ("CCO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Chief Operations Officer ("COO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Head of Technology

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Head of Trading

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Lead Floor Broker (If applicable)

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.		**Exhibit ID (or N/A)**
___	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
___	Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.	
___	If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
___	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
___	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
___	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
___	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	

	SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)
___	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
___	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
___	If FINRA, NYSE Arca or NYSE MKT is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
___	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE MKT activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	
___	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

2. Accounting Firm

Contact Name: ______________________

Address ______________________

Telephone Number ______________________

Email ______________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year __________

☐ is of a continuing nature, providing for successive yearly audits.

(Broker/Dealer)		(Accounting Firm)	
Signature:	______________	Signature:	______________
Title:	______________	Title:	______________
Date:	______________	Date:	______________

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for Non-FINRA Members

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE MKT equities membership with this application if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE MKT equities membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.212.896.2830 (option 5) or crs@nyse.com.

[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 5 of the application.

Application and all supplemental materials and should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application. Please contact crs@nyse.com if you would like to wire the funds. The appropriate application fee should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
11 Wall Street, 15th Floor
New York, NY 10005

Phone: 1.212.896.2830 (option 5)
Email: crs@nyse.com

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830 (option 5)

FINRA – Andrew Lucks
Email: andrew.lucks@finra.org
Phone: 1.212.858.4207

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to NYSE and NYSE MKT, the application will be reviewed for accuracy and regulatory or other disclosures. NYSE and NYSE MKT will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.
- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.
- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.
- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the NYSE and NYSE MKT if and when the Applicant Firm is approved for membership.
- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider Market Maker ("SLMM") - are off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE and NYSE MKT platform.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ________ SEC No.: ________ Web CRD No.: ________ Broker/Dealer TAX ID: ________

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ________

Business Address: ________

City ________ State: ________ Zip Code: ________

Business Phone: ________ Fax: ________

Website Address: ________

Contact Name: ________ Title: ________

Address: ________

Phone: ________ Fax: ________

Email Address: ________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

NASDAQ OMX BX (BX)	Chicago Board Options Exchange (CBOE)
Chicago Stock Exchange (CHX)	National Stock Exchange (NSX)
International Securities Exchange (ISE)	NASDAQ
NASDAQ OMX PHLX (PHLX)	NYSE Arca
Other ________	NYSE MKT

TYPE OF ORGANIZATION

Corporation   Limited Liability Company   Partnership   Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

NASDAQ OMX BX (BX)	Chicago Board Options Exchange (CBOE)
Chicago Stock Exchange (CHX)	National Stock Exchange (NSX)
International Securities Exchange (ISE)	NASDAQ
NASDAQ OMX PHLX (PHLX)	NYSE Amex Options
BATS Exchange (BZX)	NYSE Arca
BATS Y-Exchange (BYX)	EDGA Exchange
Other ________	EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

____

(b) What source of funds will be utilized for the NYSE and any other memberships?

____

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Broker-Dealer

________________________________	_____________________
Signature of Authorized Officer	Date
________________________________	_____________________
Print Name	Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

___	Non-member broker/dealer executions	___	Engaging in business with other broker/dealers only
___	Commodities	___	Corporate Finance
___	Proprietary trading	___	Primary government securities dealer
___	Equities market maker	___	Options (executions, market maker)
___	Issue research reports	___	Stock loan/stock borrow
___	Repos/reverse repos financing transactions	___	Joint Back Office (JBO) arrangements
___	Sponsored access provider	___	Underwritings
___	NYSE Bonds ☐ Agency ☐ Principal	___	Supplemental Liquidity Provider (SLP) ___ Supplemental Liquidity Provider Market Maker (SLMM)
___	Other (Please explain: ______________________________)		

2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? If the answer is "Yes", please specify. Yes ___ No ___

Response: ______________________________

3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: ______________________________

4. Identify for the Applicant Firm:

(a) All office locations: ______________________________

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) Yes ___ No ___

6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? Yes ___ No ___

SECTION 3 – APPLICATION QUESTIONS (Continued)

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

a) Clearing Type:

- ☐ Self Clears
- ☐ Clears through another broker dealer on an omnibus basis
- ☐ Clears through another broker dealer on a fully disclosed basis
- ☐ Clears for others (affiliated or non-affiliated)

b) Regarding the above responses, identify the firm's clearing broker-dealer: ______________________________

c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

____

d) If introducing, provide a copy of the clearing arrangement; and

e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110 — Yes ☐ No ☐

If the firm answered "no", please explain.

Response: ____

9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? — Yes ☐ No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: ____

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:

- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Chief Financial Officer ("CFO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Chief Compliance Officer ("CCO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Chief Operations Officer ("COO")

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________ Exams: ____________

Head of Technology

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Head of Trading

Name: ____________________ CRD: ____________

Phone: ____________________

Email: ____________________

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
	Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
	Provide a written description of the Applicant Firm's: ▪ Current business lines ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of the Applicant Firm's capital ▪ Planned or anticipated future business lines ▪ Reason for seeking Exchange membership	
	If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for <u>both</u> NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available on the NYSE's website here: <u>https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf</u> ▪ Refer to NYSE Information Memo 12-10 for more information: <u>https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf</u>	
	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with the Applicant Firm ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
	Provide the following Financial Documentation: ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable ▪ If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) ▪ Most recent 12 months of FOCUS Reports ▪ Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval ▪ If NYSE Arca or NYSEMKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
	If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with the Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
__	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
	If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
	Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
	If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
__	Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE MKT.)	
__	Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
__	If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
__	If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	
	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details) Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ______________________________

Address ______________________________

Telephone Number ______________________________

Email ______________________________

2. Accounting Firm

Contact Name: ______________________________

Address ______________________________

Telephone Number ______________________________

Email ______________________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ______________

☐ is of a continuing nature, providing for successive yearly audits.

Signature:	______________________	Signature:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________
	(Broker/Dealer)		(Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE Amex Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________ , 20 ______________________

by ____ "Clearing Member"

in respect of ____ "ATP Firm"

on behalf of __________________ the "Floor Broker.

WHEREAS Floor Broker is an ATP Holder of NYSE Amex Options ("Exchange"), and Clearing Member is an ATP Holder of the Exchange and member of Options Clearing ("Clearing Corporation"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Amex Options Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

WHEREAS ATP Firm has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of Clearing Member is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange.. If such written notice has not been received a least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

______________________________ Print name of Authorized Signatory of Floor Broker's ATP Firm	______________________________ Print name of Clearing Member
______________________________ Signature of Authorized Signatory of Floor Broker's ATP Firm	______________________________ Print name of Authorized Signatory of Clearing Member
______________________________	______________________________ Signature of Authorized Signatory of Clearing Member

New York Stock Exchange LLC and NYSE MKT LLC
Member / Floor Clerk Application

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title / Trading Floor Position: ______________________ DOB: ______________________

Phone: ______________________ Email: ______________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Member (ME) ☐ Floor Broker

☐ Floor Clerk (FL) ☐ Designated Market Maker

Badge # (if applicable): ______________________ Floor Location: ______________________

APPLICATION CHECKLIST

☐ A Form U-4 requesting appropriate registrations (ME or FL) have been submitted to FINRA through CRD (See above for appropriate registration type for business activity.)

☐ A Fingerprint Card is available on CRD

☐ Individual has passed or been granted a waiver of the required examination
ME / FL – (Series19 prerequisite)

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

FOR MEMBERS / FLOOR CLERKS

Expected Start Date, if known:		
Are you currently active on the NYSE Trading Floor?	☐ Yes	☐ No
If No, have you ever been active on the NYSE Trading Floor in the past?	☐ Yes	☐ No
Enter the last date you were active on the Trading Floor (if applicable)		
Have you been on the Trading Floor within the last 6 months?	☐ Yes	☐ No
If No, have you completed the NYSE Floor Orientation Program within the last 6 months?	☐ Yes	☐ No
If No, are you currently enrolled in the NYSE Floor Orientation Program?	☐ Yes	☐ No
Enter the start and ending dates of the NYSE Floor Orientation Program you will attend (if applicable)	Start Date: ____________	
If No, contact Trading Floor Education & Outreach, c/o Michelle Liguori at michelle.liguori@nyse.com or 212.656.5388 to schedule enrollment	End Date: ____________	

New York Stock Exchange LLC and NYSE MKT LLC
Member / Floor Clerk Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Proposed Applicant Signature	Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Individual identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative	Date
Print Name	Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

TRADING LICENSE

An Equity Trading License is required to effect transactions on the floor of the Exchange or through any facility of the Exchange. The cost of an Equity Trading License is$50,000 per year billed monthly and pro-rated for the amount of time remaining for the year.

To terminate an existing NYSE Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

Billing Contact Name: ______________________

Billing Address: ______________________

City: ______________________ State: ________ Zip: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor — Date

______________________ ______________________

Print Name of Authorized Signatory — Title

______________________ ______________________

Phone Number of Authorized Signatory — Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Floor Employee (FE)

All individuals requesting access to the NYSE and NYSE MKT Equity Trading Floor must register as ("FE") on CRD.

Position / Reason for access to the Trading Floor: ______________________

Effective Date: ______________________

☐ Permanent ☐ Temporary ☐ Intern

If Temporary, indicate length of employment: ______________________

Access Required: ☐ Building ☐ Trading Floor

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A Fingerprint Card is available on CRD

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

____________________________ ____________________________

Signature of Applicant Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization certifies that the applicant named above is authorized to enter into the NYSE and NYSE MKT Trading Floor as referenced above, on behalf of this NYSE & NYSE MKT Member Organization. Additionally, the Member Organization acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Organization in all respects.

Member Organization Name: ____________________________

____________________________ ____________________________

Signature of Authorized Member Organization Representative Date

____________________________ ____________________________

Print Name Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Amex Options

Floor Broker Orientation Manual

1 Market Making

Appointment of Market Makers

Market Makers may select from among any option issues traded on the Exchange for inclusion in their electronic Appointment, subject to the approval of the Exchange. In considering the approval of the Appointment of a Market Maker, the Exchange will consider financial resources, experience, and past performance in making markets and operational capability. The Exchange may appoint an unlimited number of Market Makers in each class. The Exchange reserves the right to limit the number of Market Makers appointed to a particular option class due to system constraints.

The number of issues a Market Maker or Specialist can trade is determined by the number of Amex Trading Permits (ATPs) acquired.

ATPs	Issues
1	100
2	250
3	750
4	All issues

Market Makers may change the option issues that are included in their Appointment periodically, subject to the approval of the Exchange. The ATP Holder has full discretion in distributing issues among its Authorized Traders and Market Makers. However, Market Makers and Specialists registered on the same ATP are not allowed to trade the same issue simultaneously.

Market Makers may withdraw from trading an option issue that is within their Appointment by providing the Exchange with a three business day written notice of such withdrawal. Market Makers who fail to give an advance written notice of withdrawal to the Exchange may be subject to disciplinary action.

Quoting Obligations

Within Market Maker Appointment

All Market Makers must contribute to the maintenance of a fair and orderly market. Market Makers must honor the number of contracts entered into the system in all series of options classes within their Appointment. Any change to a quote (including reduction of volume) causes the quote to lose priority.

The minimum size is one contract. Neither Specialists nor MMs are required to quote on the Opening Auction.

Specialists

Specialists must provide continuous two-sided quotes 90% of the time during which the Exchange is open for trading in each of their appointed issues. These obligations will apply to all of the Specialist's appointed issues collectively, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis. The Exchange will not consider the duration of any periods where a technical failure on the part of the Exchange prevents the Specialist from providing continuous quotations. Also, the Exchange retains the discretion to consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

Market Makers

Market Makers must provide continuous two-sided quotations 60% of all times during which the Exchange is open in each of their appointed issues. These obligations are applied collectively to all series for each issue in the Market Maker's Appointment. Although Market Makers are not required to quote in each series, the amount of time a Market Maker provides quotes in all series will be aggregated to determine compliance with the quoting obligation requirement. Additionally, compliance with the 60% quoting obligation is measured on a monthly basis.

A Market Maker may be called upon by a Trading Official to submit a single quote or maintain continuous quotes in one or more series of an option issue within its Appointment whenever it is deemed that it is necessary to do so in the interest of maintaining a fair and orderly market.

Directed Order Market Makers

A Directed Order Market Maker must provide continuous two-sided quotations throughout the trading day in issues for which it receives Directed Orders for 90% of the time the Exchange is open for trading in each issue. Such quotations must meet the legal quote width requirements as shown below. These obligations will apply collectively to all series in all of the issues for which the Directed Order Market Maker receives Directed Orders, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis.

Quote Width

With the exception of the Opening Auction, the spread differential (difference between the bid and offer) of Specialist and Market Maker quotes may not exceed $5. During the Opening Auction, spread differentials shall be as follows:

Bid Price	Maximum Range
0 to $1.99	$0.25
$2.00 to $5.00	$0.40
$5.01 – $10.00	$0.50
$10.01 – $20.00	$0.80
$20.01 or greater	$1.00

Quote Mitigation

NYSE Amex Options' quote mitigation policy is based on the premise that quotes in inactive series are less valuable than those in active series. Active options series are defined as the following:

- the series has traded on any options exchange in the previous 14 calendar days; or,
- the series is solely listed on NYSE Amex Options; or
- the series has been trading 10 days or less; or
- the Exchange has an order in the series

Series that fall outside of these categories are deemed inactive, and the Exchange does not disseminate quotes to OPRA. If the series trades on any exchange or if NYSE Amex Options receives an order or request for a quote, then the series is activated and quote dissemination is resumed. This policy applies to all issues listed on the Exchange.

Trading Obligations

At least 75% of the trading activity of a Specialist and/or a Market Maker (measured in terms of contract volume per quarter) must be in classes within the Market Maker's Appointment.

Market Makers and Specialists cannot stream quotes in issues outside their Appointment. Market Makers who wish to trade outside their Appointment may do so by entering an order. Market Makers should consult their Clearing Firm for information related to margin treatment of orders vs. quotes.

When trading in issues outside their Appointment, Market Makers should not engage in transactions for an account in which they have an interest that are disproportionate in relation to, or in derogation of, the performance of their obligations with respect to the classes in their Appointment. Additionally,

Market Makers should not individually (or as a group) intentionally or unintentionally, dominate the market in option contracts of a particular class.

Specialist Guarantees

Specialists will be entitled to 40% of the balance of any non-directed order after Customer bids and offers in the Consolidated Book have been satisfied. Specialists will be entitled to their 40% participation on "open outcry" trades provided they have vocally responded to a Floor Broker's call for a market, and have responded with a price that is the best bid or offer. . Specialist participation may be greater than 40% as a result of successful competition by means of "open outcry."

Market Maker Risk Limitation (MMRL)

NYSE Amex Options will maintain a "trade counter" for each Market Maker in each class within the Market Maker's Primary Appointment. The trade counter will be incremented by one every time the Market Maker executes a trade on any series in the appointed class. The MMRL is configurable by the Market Maker and will be activated when the trade counter has reached "n" executions within one second. This counter applies to trades against Market Maker quotes only; it does not apply to trades against Market Maker orders. However, once the threshold has been met, *both quotes and orders* will be cancelled. The minimum setting is 5 executions per second and the maximum is 100. The Exchange will automatically default the "n" setting to 50 executions per second if the Market Maker does not submit a setting.

When the threshold is met, the trading engine will automatically cancel all quotes posted by the Market Maker in that class by generating a "bulk cancel" message. The bulk cancel message will be processed in time priority with any other quote or order message received by NYSE Amex Options. Any orders or quotes that are matched with the Market Maker's quote and were received by the system prior to the receipt of the bulk cancel message will be executed. Orders or quotes received by NYSE Amex Options after receipt of the bulk cancel message will not be executed against the Market Maker. Once the MMRL has been activated for an option class, any bulk quote messages sent by the Market Maker on that class will be rejected until the Market Maker submits a system message to enable new quotes.

In the event that there are no Market Makers quoting in the issue, the best bids and offers of orders residing in the Book will be disseminated as the BBO. If there are no Market Maker quotes and no orders in the book, the Exchange will disseminate a bid of zero and an offer of zero.

Inter-Market Linkage/Private Routing

The U.S. Options Exchanges are linked together on a real-time basis through a network capable of transporting certain orders to and from each Exchange. The network, known as Linkage, is a centralized order routing hub operated by the Options Clearing Corporation ("OCC") on behalf of the Exchanges. Linkage was designed to provide a mechanism to reach the NBBO price on behalf of Customer orders when the price was only available at an away market.

The NYSE Amex Options trading system will automatically route orders to other Exchanges if the NBBO is not available on NYSE Amex Options. Unlike other markets, however, NYSE Amex Options primarily uses private routing brokers to route orders to other Market Centers based on preset parameters in its automated routing algorithm. This allows NYSE Amex Options to route regardless of order capacity (Customer, Firm, Customer Broker/Dealer, Market Maker

Consistent with the Options Linkage Plan, locked and crossed markets are to be avoided. If a Market Maker's quote should lock or cross another market center's quote, the MM should either (a) promptly unlock or uncross the market, or (b) cause an order to be sent to the away exchange in order to move the market. This may be done through a MM's own order entry system directly to the away market, or by submitting an order to NYSE Amex Options to route to any markets at the NBBO. A NOW order submitted to NYSE Amex Options will route to any markets at the NBBO, but will not rest in the NYSE Amex Options book if not filled.

2 Floor Broker Responsibilities

Floor Broker Defined (Rule 930NY)
(a) A Floor Broker is a sole proprietor ATP Holder or a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders. A Floor Broker shall not accept an order from any other source unless he is a sole proprietor ATP Holder or a representative of an ATP Holder approved to transact business with the public in accordance with Rule 441, in which event he may accept orders for customers of the ATP Holder.

(b) Conducting a Limited Public Business:
(1) Qualified Floor Brokers and Floor Clerks of qualified Floor Brokers may conduct a public business limited to accepting orders directly from Professional Customers, as defined below, for execution on the Floor of the Exchange. Any Floor Broker or Floor Clerk of a Floor Broker seeking to conduct such a limited public business must first:

(A) successfully complete the Series 7 Examination; and
(B) register and receive approval from the Exchange. The form of registration will be prescribed by the Exchange.

(2) a "Professional Customer" includes a bank; trust company; insurance company; investment trust; a state or political subdivision thereof; charitable or nonprofit educational institution regulated under the laws of the United States, or any state, or pension or profit sharing plan subject to ERISA or of any agency of the United States as of a state or political subdivision thereof; or any person (other than a natural person) who has, or who has under management, net tangible assets of at least sixteen million dollars.
(3) ATP Holders who conduct a limited public business pursuant to the provisions of subsection (b) of this Rule 930NY are strictly prohibited from holding Customer funds and Customer securities.

Registration of Floor Brokers (Rule 931NY)
(a) An applicant for registration as a Floor Broker must file an application in writing with the Exchange on such form or forms as the Exchange may prescribe. Applicants must pass a Floor Broker examination prescribed by the Exchange. Before a registration becomes effective, the Exchange will post the name of the applicant on the bulletin board on the Floor of the Exchange for 3 business days.

(b) An ATP Holder registered as a Floor Broker on NYSE Amex Options may not be concurrently registered as a Market Maker on NYSE Amex Options.

(c) The registration of any person as a Floor Broker may be suspended or terminated by the Exchange upon a determination that such person has failed to perform properly as a Floor Broker. Any ATP

Holder or prospective ATP Holder adversely affected by a determination of the Exchange under this Rule may obtain a review thereof in accordance with the provisions of Section 9A.

Responsibilities of Floor Brokers (Rule 933NY)
(a) *General Responsibility.* A Floor Broker handling an order is to use due diligence to execute the order at the best price or prices available to him, in accordance with the Rules of the Exchange.

(b) *Contingency order or one-cancels-the-other order.* A Floor Broker handling a contingency order or a one-cancels-the-other order that is dependent upon the price of the underlying security shall be responsible for satisfying the dependency requirement on the basis of the last reported price of the underlying security in the primary market that is generally available on the floor of the Exchange at any given time. Unless mutually agreed by the ATP Holders involved an execution or non-execution that results shall not be altered by the fact that such price is subsequently found to have been erroneous.

(c) *Combination orders at the opening or close.* A Floor Broker shall not be held responsible for executing a single order combining different series of options based upon transaction prices that are established at the opening or close of trading or during any trading auction employed in accordance with Rule 952NY.

(d) Pursuant to Rule 933NY, the Exchange has made a determination regarding print-throughs on limit orders held by a Floor Broker. This determination distinguishes print-throughs which occur intra-day from print-throughs occurring on the opening. When a print-through is discovered, the Floor Broker should ascertain whether the limit price or a more favorable price is available. If a more favorable price is available, the order for the Customer should be filled at the more favorable price; if a more favorable price is not available, the Floor Broker is responsible at the original limit price for whatever number of contracts have traded-through the limit order. Print-throughs on the opening should be treated differently than those which occur intra-day. On the opening, the Floor Broker is responsible for the number of contracts that trade-through the Customer's limit order at the opening price, rather than at the limit price.

(e) Floor Brokers may accept orders that bid for or offer a specified number of contracts and no less. These include orders designated as "fill or kill," "all or none," or "immediate or cancel," (including such orders specifying that any unfilled portion of a multiple order is to be immediately canceled). However, Floor Brokers must assure that all such orders (including the contingency) are vocalized in the trading crowd, and that the bid or offer is not disseminated.
(f) Floor Brokers who are required to establish and maintain error accounts may only use such error accounts for the purpose of correcting bona fide errors, as provided in Rule 960.

Commentary:
.01 Pursuant to Rule 933NY, a Floor Broker's use of due diligence in executing an order shall include ascertaining whether a better price than is being displayed at that time is being quoted by another Floor Broker or a Market Maker. This rule requires that Floor Brokers announce solicitations of the best price or prices available and that they allow adequate time, depending upon market conditions, for other ATP Holders to respond. If a market satisfying the standards of Rule 925NY is not present, then the Floor Broker should request the Trading Official to call for bids and offers by Market Makers in accordance with Rule 940NY.

.02 Pursuant to Rule 933NY, a Floor Broker's use of due diligence in executing an order includes the use of a reasonable effort to make all persons in the trading crowd aware of the Floor Broker's request for a quotation.
.03 Pursuant to Rule 933NY, a Floor Broker's use of due diligence in executing a market order as defined in paragraph (a) of Rule 900.3NY shall include (i) the prompt execution of such order at the best obtainable price after representing the order at the post in accordance with the provisions of Commentary .02 of this Rule; and (ii) the representation of such order at the post within a reasonable time after such order reaches the trading floor.
.04 A Floor Broker's use of due diligence in handling an order is applicable to the provisions of Rule 970NY, in that it includes taking the necessary measures to ensure the proper execution of an order as it pertains to the executable quantity for a trading crowd's firm disseminated bid/offer. The failure of a Floor Broker to remove a bid/offer that he has caused to be disseminated, upon his leaving the trading post shall constitute a violation of this Rule.
.05 A Floor Broker's use of due diligence in handling an order shall include the immediate and continuous representation of market and marketable orders at the trading post where the option class represented by his order is designated for trading, except that a Floor Broker who is acting pursuant to Rule 937NY need not represent such orders immediately at the designated trading post.

Discretion

Floor Brokers have discretion, if properly marked as indicated by the client, over price and size of the order up to the total size of the order. Floor Brokers do not have discretion to change the series or side of the order.

3 Trade Allocation

Display, Priority, and Order Allocation – Electronic Trading

The NYSE Amex Options System shall display to Users all non-marketable limit orders in the Display Order Process, unless indicated otherwise. The System also will disseminate current consolidated quotations/last sale information, and such other market information as may be made available from time to time pursuant to agreement between the Exchange and other Market Centers, consistent with the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information.

Priority and Allocation Procedures for Orders and Quotes

Orders and quotes are allocated according to the following order of priority:

(1) Price Priority. The highest bid has priority over all other bids; and the lowest offer has priority over all other offers.

(2) Multiple bids or offers at the same price. Multiple bids and offers at the same price are afforded priority based on account type and other principles, as set forth below:

(A) Customer Orders. Bids and offers in the Consolidated Book for Customer accounts, including the displayed portion of Customer Reserve Orders, have first priority over other bids or offers at the same price. If there is more than one highest bid for a Customer account or more than one lowest offer for a Customer account, then such bids or offers, respectively, will be ranked based on time priority.

(B) Directed Order Market Maker Guaranteed Participation. Bids and offers in the Consolidated Book for the account of a Directed Order Market Maker have second priority for Directed Orders if the Directed Order Market Maker is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.1NY.

(i) Directed Order Market Makers will not receive any guaranteed participation on an inbound order if their bids or offers are not at the NBBO.

(ii) A Directed Order Market Maker's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Directed Order Market Maker will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Directed Order Market Maker's disseminated size.

(C) Specialist Pool Guaranteed Participation. Bids and Offers in the Consolidated Book for the account of participants in the Specialist Pool have third priority if the Specialist Pool is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.2NY. The Specialist Pool will not receive a guaranteed allocation if a Directed Order Market Maker has received a guaranteed allocation. If a Directed Order Market Maker has received a guaranteed allocation, the bids and offers of the Specialist Pool will be included in the "size pro rata pool" below.

(i) The Specialist Pool guaranteed participation will not receive any portion of an inbound order if their bids or offers are not at the NBBO.

(ii) The Specialist Pool's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Specialist Pool will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Specialist Pool's disseminated size.

(iv) For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

(D) Non-Customer Orders and Quotes with Size. Orders and Quotes with Size in the Consolidated Book for the accounts of non-Customers have next priority. If there is more than one highest bid or more than one lowest offer in the Consolidated Book for the account of a non-Customer, then such bids or offers will be afforded priority on a "size pro rata" basis, and will comprise the "size pro rata pool".

(E) Orders in the Working Order File, if eligible for execution, have next priority; however, orders in the Working Order File do not have any priority or standing until they are eligible for execution and/or display.

(F) Tracking Orders have last priority and will interact with incoming orders when certain conditions are met, but will never become part of the Display Order Process.

(3) Size Pro Rata Allocation

Orders subject to allocation on a "size pro rata" basis will be allocated based on the following formula:

$$\frac{\text{(Size or Order to be Allocated)}}{\text{(Aggregated Quote Size)}} \times \text{(Participant's Quote Size)} = \text{Size Pro Rata Allocation}$$

For example:

200 contracts to be allocated among three Market Makers quoting with the following sizes:

MM1	100
MM2	200
MM3	500
Aggregated Quote Size	800

MM1 receives (200/800) × (100) = 25 contracts

MM2 receives (200/800) × (200) = 50 contracts

MM3 receives (200/800) × (500) = 125 contracts

The pro rata share allocated to each participant in the pool will be rounded down to a whole number, if applicable. If there are residual contracts to be filled after the pro rata calculation has been completed, such contracts will be allocated, with no more than one contract per participant, in the following sequence:

(i) The participant in the pool who has the largest fractional amount (based on the pro rata calculation) will receive the first contract, and each successive contract (if any) will be allocated to each subsequent participant who has the next largest fractional share.

(ii) If the last residual contracts are to be allocated between two or more participants with the same fractional amount and initial quote size, then the participant with the first time priority in the pro rata pool will be allocated the next contract. Each successive contract (if any) will be allocated in the same manner.

Size Pro Rate Allocations – Open Outcry Trading

If the ATP Holders of the trading crowd provide a collective response to an ATP Holder's request for a market in order to fill a large order, pursuant to Rule 925NY, then:

(i) if the size of the trading crowd's market, in the aggregate, is less than or equal to the size of the order to be filled, the ATP Holders of the trading crowd will each receive a share of the order that is equal to the size of their respective bids or offers; and

(ii) if the size of the trading crowd's market exceeds the size of the order to be filled, that order will be allocated on a size pro rata basis, with the ATP Holders of the trading crowd each receiving, to the extent practicable, the percentage of the order that is the ratio of the size of their respective bids or offers to the total size of all bids or offers. Specifically, in such circumstances, the size of the order to be allocated is multiplied by the size of an individual market participant's quote divided by the aggregate size of all market participants' quotes.

For example, assume there are 200 contracts to be allocated, Market Maker #1 is bidding for 100, Market Maker #2 is bidding for 200 and Market Maker #3 is bidding for 500. Under the "size pro rata" allocation formula, Market Maker #1 will be allocated 25 contracts (200 × 100 ÷ 800); Market Maker #2 will be allocated 50 contracts (200 × 200 ÷ 800); and Market Maker #3 will be allocated 125 contracts (200 × 500 ÷ 800).

Specialist Participation in the Display Order Process

Bids and Offers of Specialists and e-Specialists quoting at the NBBO shall participate in the Specialist Pool participation entitlement on a size pro rata basis. The Specialist's size pro-rata participation in the Specialist Pool will receive additional weighting, as determined by the Exchange, and announced via Regulatory Bulletin, but in no case greater than 66 2/3% if there is only on e-specialist, and no more than 50% if there are two or more e-Specialists.

For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

Executions

This section addresses situations in which orders or Quotes with Size are executed through NYSE Amex Options System.

An inbound order that is marketable will be immediately executed against bids and offers in the Consolidated Book, provided the execution price is at the NBBO.

An inbound order will be either fully or partially executed as follows:

(A) the inbound order will first be matched against all available displayed Customer interest in the Consolidated Book, including the displayed portion of Customer Reserve Orders;

(B) the inbound order, if not entirely filled, will then satisfy any available interest based on Directed Order Market Maker or Specialist Pool guaranteed participation pursuant to Rule 964NY(a);

(C) the inbound order, if not entirely filled, will then match, on a size pro rata basis, with the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book; and

(D) The inbound order, if not entirely filled, shall be matched for execution against orders in the Working Order File in the order of their ranking, at the price of the displayed portion (for Reserve Orders) or at the limit price in the case of other order types, for the total amount of option contracts available at that price or for the size of the incoming bid or offer, whichever is smaller.

(E) the balance of the order, if any, will then be either:

(i) executed at the next available price level based on split-price execution, as provided in subsection below or

(ii) if the order locks or crosses the NBBO, it will be matched against any available Tracking Order, prior to being routed, or

(iii) if the order locks or crosses the NBBO, it will be routed via routing broker or the intermarket linkage to the away market(s) displaying the National Best Bid or Offer Price. The order will be routed according to a proprietary algorithm. The order will be routed, either in its entirety or as component orders, to another Market Center(s) as a Limit Order equal to the price and up to the size of the quote published by the Market Center(s). The remaining portion of the order, if any, will be ranked and displayed in the Consolidated Book in accordance with the terms of such order and such order shall be eligible for execution pursuant to Rule 964NY. A marketable Reserve Order may be routed serially as component orders, such that each component corresponds to the display size of the Reserve Order.

If neither of the conditions specified in subsections (i) or (ii) apply, and the order is no longer marketable, or, if an order has been designated as an order type that is not eligible to be routed away, the order either will be placed in the Consolidated Book or cancelled if such order would lock or cross the NBBO.

Where an order or portion of an order is routed away and is not executed either in whole or in part at the other Market Center, upon its return the order shall be ranked and displayed in the Consolidated Book in accordance with the terms of such order. The order will not have time standing relative to other orders received from Users at the same price while it was outside the System.

Split Price Executions

An inbound electronic order will receive an execution at multiple prices if there is some, but insufficient, trading interest at a price and the remainder of the order can be filled at one (or more) other prices based on available trading interest in the Consolidated Book. Orders will not be executed at a price that trades through another market. Executions at prices beyond the initial execution prices will match the inbound order:

(1) first, against Customer Orders in the Consolidated Book at the price level according to entry time.

(2) second, against the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book, on a size pro rata basis.

(3) third, if the order now locks the NBBO, against any eligible Tracking Orders.

The balance of the order, if any, will be represented in the Consolidated Book, provided that if such order locks or crosses the NBBO, then the order will be routed via private routing broker or the

Intermarket Linkage to the away market(s) displaying the National Best Bid or Offer Price. If Exchange Rules or the order instructions do not permit routing the order will be cancelled.

Orders Executed Manually

Priority

Floor Brokers manually representing orders in the trading crowd must comply with the order execution and priority principles set forth in Rule 963NY and, in addition, with the following provisions establishing priority for bids and offers by account type:

(1) Customer orders in the Consolidated Book have first priority. Multiple Customer orders at the same price are ranked based on time priority.

(2) Bids and offers of the ATP Holders of the trading crowd have second priority. These bids and offers include those made by Market Makers and Floor Brokers (on behalf of orders they are representing).

(3) Bids and Offers of broker-dealers (including Quotes with Size and orders of Market Makers) in the Consolidated Book have third priority. Multiple bids and offers of broker-dealers will be executed on a size pro rata basis pursuant to Rule 964NY.

Within Section 2 and 3 above, if the Floor Broker can determine order of bids or offers they should be accepted in the order given; otherwise, they are on a parity.

Executions

Floor Brokers have the ability to post orders to the NYSE Amex Options Consolidated Order Book and execute against the Consolidated Order Book without relying on a Trading Official or the Specialist. Booth staff or handheld users have the capability to create and route an order directly to the electronic book.

Floor Brokers can create and route all order types accepted by NYSE Amex Options to the consolidated book for potential display or execution.

Locked or Crossed Markets

Internally locked or crossed quotes trade immediately with orders or other quotes on NYSE Amex Options when executions are possible. The system will not delay or prevent Market Maker quotes from trading with orders or other Market Maker quotes. NYSE Amex Options posts and disseminates quotes that lock or cross the quotes of other options exchanges. Individual market makers are responsible for taking appropriate actions to avoid locking or crossing other exchange's markets as required by Intermarket Linkage rules.

Open Outcry Floor-Based Crossing

Five manual crossing scenarios are available: Customer-to-Customer, Non Facilitation Regular, Facilitation, At-Risk, and Solicitation. All scenarios require that any Agency Order is executed at a price equal to or better than the NBBO, and the Floor Broker may not trade through any orders on the Book.

(a) Customer-to-Customer Cross

A Floor Broker who holds a Customer order to buy and a Customer order to sell the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) the Floor Broker must request bids and offers for the option series involved and make the Trading Crowd and the Trading Official aware of the request for the market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must bid above the highest bid in the crowd, and offer below the lowest offer in the crowd.

(3) The Floor Broker may cross the orders at such higher bid and lower offer by announcing by open outcry that he is crossing orders on behalf of Customers, and giving the quantity and price, provided, however, that

(A) the execution price must be equal to or better than the NBBO.

(B) the Floor Broker may not trade through any bids or offers in the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers on the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once such bids or offers in the Consolidated Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

(C) the Floor Broker may cross the orders at split prices provided all provisions of Rule 963NY(f) are met.

(b) *Non-Facilitation (Regular Way) Crosses.*

A Floor Broker who holds a Customer order and another order on the contra side of the Customer in the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) The Floor Broker must request bids and offers for the option series involved and make the trading crowd and the Trading Official aware of the request for a market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must expose the Customer order by bidding above the highest bid in the crowd, or offering below the lowest offer in the crowd, by at least the MPV.

(3) If such higher bid or lower offer is not taken by members of the trading crowd, the Floor Broker may cross the orders (or any part remaining unexecuted) at such higher bid or lower offer by announcing by open outcry that he is crossing the orders and giving the quantity and price; provided, however that (A) the execution price must be equal to or better than the NBBO, and (B) the Floor Broker may not trade through any bids or offers on the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers in the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once bids or offers in the Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

Facilitation Cross Transactions

A Floor Broker who holds both an order for a Customer of an ATP Holder and a facilitation order may cross such orders if:

(1) the ATP Holder discloses on its order ticket for the Customer order which is subject to facilitation, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities; and

(2) the Floor Broker requests bids and offers for the option series subject to facilitation, then discloses the Customer order and any contingency respecting such order which is subject to facilitation and identifies the order as being subject to facilitation; and

(3) after providing an opportunity for such bids and offers to be made, the Floor Broker, on behalf of the Customer whose order is subject to facilitation establishes priority by, either bidding or offering at or between the best bid or offer in the market consistent with the Exchange's Customer priority rules. After all other market participants are given an opportunity to accept the bid or offer made on behalf of the Customer whose order is subject to facilitation, the Floor Broker may cross all or any remaining part of such order and the facilitation order at such Customer's bid or offer by announcing in public outcry that (s)he is crossing such orders stating the quantity and price(s).

(4)

(A) notwithstanding paragraph (3) above, an ATP Holder seeking to facilitate its own Customer's option order for the eligible order size will be permitted to participate in the firm's proprietary account as the contra-side of that order to the extent of 40% of the contracts remaining after filling Customers, provided the order trades at or between the best bid or offer given by the trading crowd in response to the Floor Broker's request for a market.

If, however, a Customer order on the Consolidated book or represented in the trading crowd has priority over the facilitation order, the ATP Holder may participate in only those contracts remaining after the Customer's order has been filled.

(B) the eligible order size shall be 50 contracts or larger.

(C) If a trade pursuant to this Rule occurs at the Specialist's vocalized bid or offer in its appointed class, then the Specialist's guaranteed participation shall apply only to the number of contracts remaining after all those Customer orders which trade ahead of the cross transaction and the number of contracts crossed have been satisfied. The Specialist's guaranteed participation will be a percentage that when combined with the percentage the originating firm crossed, does not exceed 40% of the order.

(D) nothing in this subparagraph (4) is intended to prohibit an ATP Holder or Specialist from trading more than their guaranteed participation allocations if the other members of the trading crowd choose not to trade the remaining portion of the order.

When accepting a bid or offer made on behalf of a Customer whose order is subject to facilitation, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to facilitation or crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the facilitation order.

At-Risk Cross Transactions

In the case of equity options, a Floor Broker holding an order for a Customer on behalf of an ATP Holder and a contra-side order for that same ATP Holder may facilitate the Customer order in accordance with Rule 934.1NY or may execute such orders as an at-risk cross in the following manner:

(i) the eligible order size shall not be less than fifty (50) contracts.

(ii) the ATP Holder discloses on its order ticket for the Customer order which is subject to the cross, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities.

(iii) the Floor Broker requests bids and offers from the trading crowd for the execution of all options components of the order.

(iv) in response to the quoted market from the trading crowd, the Floor Broker on behalf of the ATP Holder must first represent the Customer order to the trading crowd as Customer providing the side, size and a price of the order, giving the Customer an opportunity for price improvement.

(v) once the trading crowd has provided a quote in response to the Customer order, it will remain in effect until: (i) a reasonable amount of time has passed, (ii) there is a significant change in the price of the underlying security or (iii) the market given in response to the request has been improved. In the case of a dispute, the term "significant change" will be interpreted on a case-by-case basis by Trading Officials based upon the extent of the recent trading in the option and in the underlying security, and any other relevant factors.

(vi) in response to the trading crowd's quoted market, the Floor Broker may on behalf of the ATP Holder improve the quoted market establishing priority or facilitate the order pursuant to Rule 934.1NY.

(vii) the Floor Broker may then attempt to consummate a cross transaction at risk to the market by bidding/offering on behalf of the ATP Holder at one minimum price variation (MPV) away from the Customer order, providing the Customer order the opportunity for price improvement.

If a Customer order has established priority over the at-risk cross, the ATP Holder may participate in those contracts remaining after the Customer's order has been filled.

Once a cross transaction has occurred, the order cannot be broken up by a subsequent superior bid or offer by the trading crowd.

Solicitation Crosses

A Floor Broker representing an order in options ("originating order") may solicit another ATP Holder or non-member broker dealer outside the trading crowd ("solicited party") to participate in the transaction on a proprietary basis provided the Floor Broker, upon entering the trading crowd to execute the transaction, announces to the trading crowd the same terms and conditions about the originating order as disclosed to the solicited party and bids at the price he is prepared to buy from the solicited party or offers at the price he is prepared to sell to the solicited party.

After all other market participants are given a reasonable opportunity to accept the bid or offer, the solicited party may accept all or any remaining part of such order or the Floor Broker may cross all or any remaining part of the originating order with the solicited party at such bid or offer by announcing that the Floor Broker is crossing the orders stating the quantity and price. Non-solicited market participants and Floor Brokers holding non-solicited discretionary orders in the trading crowd will have priority over the solicited party or the solicited order to trade with the original order at the best bid of offer price subject to the precedence rules set forth in Rule 963NY.

A Floor Broker seeking to cross a Customer order with a solicited order which improves the quoted market will be permitted to cross the solicited order against the Customer order to the extent of 40% of the contracts remaining after filling Customers, provided the eligible order size for the solicited order is not less than fifty (50) contracts.

All orders subject to solicitation pursuant to this Commentary, and all tickets reflecting orders solicited pursuant to this Commentary, must be marked as specified by the Exchange. For purposes of this Rule, the term "broker/dealer" includes foreign broker/dealers.

When accepting a bid or offer made on behalf of a Customer whose order is subject to crossing against the solicited order, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the solicited order.

Complex Orders

Following are the proper trading procedures for Complex Orders:

(a) Announcing the Order. Any ATP Holder holding a Complex Order must bid or offer for each series in the order. The ATP Holder may express the order as it applies to each separate series or may express the order at its total or net debit/credit alone, so long as it is clear that the ATP Holder is attempting to execute both series as a complex transaction. The executing ATP Holder must ensure that the trading crowd is aware of the request for a market and has an opportunity to participate in the transaction.

(b) Customer Limit Orders on All Sides of the Consolidated Book. First, an ATP Holder entering a crowd must always determine if Customer limit orders in the Consolidated Book represent the best market in either series. If Customer limit orders represent the best market in the Consolidated Book in all series, the ATP Holder must trade all Customer orders in the Consolidated Book at that price before proceeding with the order.

(c) Customer Limit Orders on One Side of the Order. If a Customer limit order in the Consolidated Book is on just one side of the order, the executing ATP Holder must determine who responds first to the request for a market and how that response is vocalized. If a bid or offer for one series in the order is vocalized first, the executed ATP Holder must trade with the responding member, and the Customer Order in the Consolidated Book in the other series, for at least the same number of contracts as remain at the Customer limit order price in the Consolidated Book. If a response at the total or net debit/credit is vocalized first, then the responding ATP Holder has priority over the Book and the existing markets on a one-for-one basis provided that at least one leg of the Complex Order trades at a price that is better than the corresponding Customer limit order represented in the Consolidated Book by at least one standard MPV as defined in Rule 960NY.

(d) If the Consolidated Book Has No Customer Limit Orders for the Order. The following rule of priority applies when there are no Customer limit orders in the Consolidated Book against which the order can be executed. After the executing broker requests a market, the broker must trade with the first response vocalized at or within the broker's limits. If this response is in the form of a bid or offer for the net debit/credit, then that member has priority on a one-for-one basis. If the first response is for one series only, the executing broker must trade on the other side of the order against the existing market in the crowd. If the executing broker cannot trade the other side of the order in the crowd, priority reverts to the member willing to trade both sides of the order on a one-for-one basis.

(e) Partial Executions. Partial execution of an order, with more than one ATP Holder may occur so long as each ATP Holder with whom that order is executed participates on a one-for-one basis with respect to each series involved in the order.

(f) If there is a Customer interest in the Consolidated Book which creates a Locked Book Market. The situation may occur when the only prices at which the order may be executed are equal to Customer Orders in the Consolidated Book's bids or offers for both series involved in the order. If those prices are the only prices at which the order may be executed, then the order will be given priority over Customer Orders in the Consolidated Book. For example, a Floor Broker enters the crowd with a Complex Order to sell the XYZ April 20/July 20 call spread for a credit of 1. The Customer Orders in the Consolidated Book's bids and offers for these two series are:

XYZ April 20: 1.00 - 1.05

XYZ July 20: 2 - 2 .05

Customer Orders in the Consolidated Book's market for the April 20/July 20 spread is .95 - 1.05.

The spread cannot be executed by accepting the Consolidated Book's bid of 2 for the XYZ July 20s and the Consolidated Book's offer of the XYZ April 20s at 1.05. There are no other prices within the Consolidated Book's bids and offers at which the spread may be done. The spread may be done, however, if the XYZ July 20s are sold at 2.05 and the XYZ April 20s are bought at 1.05 or the July 20s are sold at 2 and the April 20s are bought at 1. Although these prices are equal to both Consolidated Book Customer bids or both Consolidated Book Customer offers, this spread may be done in the crowd with one other member on a one-for-one basis at 1 and 2 or 1.05 and 2.05.

(g) Bid and offers on Complex Orders may be expressed in any decimal price, and the legs of a complex order may be executed in one cent increments regardless of the minimum price variation ("MPV") otherwise applicable to the individual legs of the order, provided, however, when executing a complex order the price of at least one leg of the order must trade at a price that is better than the corresponding price of all customer bids or offers in the Consolidated Book for the same series, by at least one MPV as defined in Rule 960NY.

(h) Limits on Pre-emptive Right. This pre-emptive right pertains only to Complex Orders of equal quantities or to the lesser quantity when the quantities of contracts involved are unequal.

4 Opening Auction

Description

At 3:30 a.m. Eastern Time, the system will begin accepting quotes and orders for inclusion in the Opening Auction process. The Opening Auction is a process whereby trading is initiated in each series. Contingency Orders (other than "On- Auction" orders) will not participate in the Auction Process. Any eligible open orders residing in the Book from the previous trading session (GTC's) will be included in the Opening Auction. After the primary market for the underlying security disseminates the opening trade and a logical bid/ask market, the related option series will be opened automatically based on the following:

1. Time is equal to or greater than 9:30 a.m. Eastern Time.
2. At least one legal width NYSE Amex Options Market Maker quote that has made a round trip to OPRA or a legal-width away exchange market quote is present and includes an offer.

Once these requirements have been met, the system will determine the price at which a particular option series will be opened.

To determine the opening price in a series, upon receipt of the first consolidated trade of the underlying security, the system will check for an OPRA NBBO market or an NYSE Amex Options BBO. If OPRA NBBO market is present, NYSE Amex Options will base the opening auction price on the better of the OPRA NBBO market or the internal NYSE Amex Options BBO. NYSE Amex Options will generate an opening trade if possible or open a series on the quoted market. NYSE Amex Options then will send the BBO quote to OPRA.

The opening price is determined as the price at which the most volume can be traded, within the auction parameter. The auction will occur at a single price.

1. The opening prices must be within a configurable parameter based on:
   The Best Bid (MM quotes only) or National Best Bid
   The Best Offer (MM quotes only) or National Best Offer
2. In the case of crossed markets on NYSE Amex Options and no OPRA, parameter to either side of *the inverted market* will be used. e.g. 1.20 - 1.00 yields parameter based on 1.20 for buy imbalances and 1.00 for sell imbalances. If no auction occurs, no opening trade will be reported to OPRA.

For cases when no buy or sell imbalance exists, the opening price of a series will be the price at which the greatest number of contracts will trade at or nearest to the midpoint of the initial NBBO disseminated by OPRA, if any, or the midpoint of the best quoted bids and offers in the Book. The same process will be followed to reopen an option class after a trading halt.

In cases where a buy or sell imbalance exists, the auction will take place on the auction parameter bid (sell imbalances) or the auction parameter offer (buy imbalances). Orders in the Book that were not executed during the Auction Process will be eligible for the Core Trading Session immediately after the conclusion of the Auction Process.

Unmatched orders and Marker Maker quotes that are marketable against the initial NBBO ("auction imbalance") will "sweep" through the Book with collar protection in place to prevent executions based on wide quotes and be executed pro rata if marketable against quotes or orders resting on the NYSE Amex Options consolidated book. If the best price is at an away Market Center(s), orders will be routed away in price time priority to the relevant Market Center(s).

5 Obvious Errors

Description

The Exchange shall either bust a transaction or adjust the execution price of a transaction that results from an Obvious Error, as defined herein. An Obvious Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2	.25
$2 to $5	.40
Above $5 to $10	.50
Above $10 to $20	.80
Above $20	1.00

The Theoretical Price of an option is determined as follows:

(A) if the series is traded on at least one other options exchange, the last bid price with respect to an erroneous sell transaction and the last offer price with respect to an erroneous buy transaction, just prior to the trade, disseminated by the competing options exchange that has the most liquidity in that option; or
(B) if there are not quotes for comparison purposes, as determined by designated personnel of the Exchange.

If a Market Maker believes that it participated in a transaction that was the result of an Obvious Error, it must notify the Exchange within five minutes of the execution. If an ATP Holder or ATP Firm not serving as a Market Maker believes that an order it executed on the Exchange was the result of an Obvious Error, it must notify the Exchange within twenty minutes of the execution. With few exceptions, the Exchange will not grant relief unless notification is made within the prescribed time periods.

Customers must notify the Exchange within 20 minutes of the trade if they believe an execution was part of an obvious error. They have until 4:30 PM Eastern time to notify the Exchange of possible obvious errors on the opening auction.

If it is determined that an Obvious Error has occurred, the Exchange shall promptly notify both parties to the trade. When each party to the transaction is a Market Maker, the execution price of the transaction will be adjusted by the Exchange to the prices described below unless both parties agree to adjust the transaction to a different price or agree to bust the trade within ten minutes of being notified by the Exchange of the Obvious Error.

Erroneous buy transactions will be adjusted to their Theoretical Price plus $.15 if the Theoretical Price is under $3 and plus $.30 if the Theoretical Price is at or above $3.
Erroneous sell transactions will be adjusted to their Theoretical Price minus $.15 if the Theoretical Price is under $3 and minus $.30 if the Theoretical Price is at or above $3.
When at least one party to the transaction is not a Market Maker, the trade will be busted unless both parties agree to an adjustment price for the transaction within thirty minutes of being notified by the Exchange of the Obvious Error.

Review Procedures – Parties to obvious errors may request that the Obvious Error Panel ("OE Panel") review decisions made by the Exchange including whether an obvious error occurred and whether the correct action was implemented. The OE Panel will be comprised of the NYSE MKT LLC Chief Regulatory Officer ("CRO"), or a designee, and a representative from two (2) different ATP Firms. One representative on the OE Panel will be from a Market Maker Firm and one representative will be from a public customer order sending Firm. The OE Panel may overturn or modify an action taken by the Exchange under this Rule and all determinations shall constitute final action. If the OE Panel votes to uphold the decision the Exchange will assess a $500.00 fee against the party or parties who initiated the request for appeal.

6 Order Types

NYSE Amex Options unique order types

Order Type	Descriptions
NOW	A Market or Limit Order that is to be immediately executed in whole or in part on NYSE Amex Options while any unexecuted portion will be routed to other exchanges for immediate execution. Any portion not immediately executed by the other exchange shall be cancelled. NOW orders never rest on the book. If a NOW Order is not marketable on any exchange when it is submitted to NYSE Amex Options, it will be cancelled. Similar to an Immediate or Cancel (IOC), a NOW order will not only trade against available volume at a price on NYSE Amex Options, but has the added benefit of also immediately routing to access all available liquidity on any exchange prior to cancelling. Users access all available volume across all exchanges at your price on an immediate or cancel basis.
Post No Preference (PNP)	A Limit Order that is to be executed in whole or in part on NYSE Amex Options with no possibility of exposure to routing away from NYSE Amex Options. Any portion not executed is posted in the NYSE Amex Options Book unless another exchange is at a better price.. PNP Orders that would lock or cross the National Best Bid and Offer (NBBO) will be cancelled. PNP orders are most commonly used in Post/Take pricing issues, giving users greater control in achieving or maintaining eligibility for the posting credit.
Reserve	A Limit Order with a portion of the size displayed and with a reserve portion of the size that is not displayed on NYSE Amex Options. This allows users to maintain a presence in the market without repeatedly entering orders, allowing them to incrementally work large orders on a completely electronic basis.

Industry standard order types

All or None (AON)	A Limit Order that is to be executed in its entirety or not at all. Non-marketable AON orders will rest in the working book but not be displayed. AON orders will not route to other exchanges.

Day Order	An order to buy or sell which, if not executed, expires at the end of the day on which it was entered. All orders by their terms are Day Orders unless otherwise specified.
Fill or Kill (FOK)	A Market or Limit Order that is to be executed in its entirety on NYSE Amex Options as soon as the order is received, and if not so executed is to be cancelled. FOK orders will not route to other exchanges.
Good till Cancelled Order (GTC)	An order to buy or sell that remains in force until the order is filled, cancelled or the option contract expires. GTC Orders will be cancelled in the event of a corporate action that results in an adjustment to the terms of the option contract.
Immediate or Cancel (IOC)	A Market or Limit Order immediately executed, in whole or part on NYSE Amex Options, with the unexecuted amount cancelled. IOC orders are not routed to other exchanges.
Limit	Limit Orders that cannot be filled in their entirety at the NBBO on NYSE Amex Options will be routed to other exchanges. Any unfilled portion of the order will not be routed to the next best price level until all quotes at the current best bid or offer are exhausted. If the order is no longer marketable it will be ranked in the NYSE Amex Options Book.
Market	An order to buy or sell a stated number of contracts that is to be executed at the best price obtainable when the order reaches NYSE Amex Options. If the order cannot achieve the NBBO on NYSE Amex Options, it will be routed to other exchanges.
Stop	A Stop Order becomes an active Market Order when the stop price is reached. A Stop Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop price. A Stop Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop price. Order execution is fully automated.
Stop Limit	A Stop Limit Order becomes an active Limit Order when the stop price is reached. A Stop Limit Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop limit price. A Stop Limit Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop limit price. Order execution is fully automated. If the active limit order is not marketable it will post in the NYSE Amex Options Book.

7 Amex Trading Permits

Description

Trading rights are granted through Amex Trading Permits (ATPs); market participants are not required to purchase or lease seats. These permits entitle holders of ATPs to trade options on the options trading facilities of the Exchange, including the electronic platform and the physical trading floor. The NYSE Amex Options platform provides for of the following Market Participants: Specialists, Market Makers, Authorized Traders and Order Flow Providers.

Market Makers

A Market Maker is an ATP Holder or ATP Firm registered with the Exchange for the purpose of submitting quotes electronically and making transactions as a dealer-specialist. Market Makers can operate on or off the Exchange trading floor.

> Floor Market Maker. A Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.
>
> Remote Market Maker. A Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Specialists

Specialists ("Specialists") are approved by the Exchange for acting in such capacity. Specialists quoting obligations are more stringent than Market Makers and they receive participation guarantees in some cases. Specialists can operate on or off the Exchange trading floor and perform Floor Broker functions if specific requirements are met. Any ATP Holder/Firm registered as a Market Maker may apply to become a Specialist. Specialists must maintain specified cash or liquid assets based upon the number of issues traded.

Market Maker Authorized Traders

Market Maker Authorized Traders (MMATs) shall be an individual ATP Holder or officer, partner, employee or associated person of the ATP firm authorized to enter quotes and orders on the Exchange for the account of a registered Market Maker firm. MMATs must register with the Exchange and pass the appropriate Market Maker exam.

Order Flow Providers

If your firm currently enters option orders on the Exchange, no additional ATPs or changes are required. Current ETP Holders on the NYSE Amex Options equity platform that want to start trading options must either acquire an ATP or become a "Sponsored Participant" by entering into a agreement with an approved ATP Holder ("Sponsoring ATP"). Sponsoring ATP Holders are broker-dealers that have been designated by a Sponsored Participant to execute, clear and settle transactions on NYSE Amex Options on their behalf. Authorized Traders (ATs) are individuals designated by the ATP Holders and/or Sponsored Participants to enter orders on their behalf.

NYSE Amex Options

I, ___________________________, confirm that I reviewed and that I understand the policies and procedures set forth in the NYSE Amex Options Floor Broker study materials.

____
Name

____
CRD Number

____
Firm

____
Date

NYSE Amex Options

Market Maker and Specialist
Orientation Manual

1 Market Making

Appointment of Market Makers

Market Makers may select from among any option issues traded on the Exchange for inclusion in their electronic Appointment, subject to the approval of the Exchange. In considering the approval of the Appointment of a Market Maker, the Exchange will consider financial resources, experience, and past performance in making markets and operational capability. The Exchange may appoint an unlimited number of Market Makers in each class. The Exchange reserves the right to limit the number of Market Makers appointed to a particular option class due to system constraints.

The number of issues a Market Maker or Specialist can trade is determined by the number of Amex Trading Permits (ATPs) acquired.

ATPs	Issues
1	100
2	250
3	750
4	All issues

Market Makers may change the option issues that are included in their Appointment periodically, subject to the approval of the Exchange. The ATP Holder has full discretion in distributing issues among its Authorized Traders and Market Makers. However, Market Makers and Specialists registered on the same ATP are not allowed to trade the same issue simultaneously.

Market Makers may withdraw from trading an option issue that is within their Appointment by providing the Exchange with a three business day written notice of such withdrawal. Market Makers who fail to give an advance written notice of withdrawal to the Exchange may be subject to disciplinary action.

Quoting Obligations

Within Market Maker Appointment

All Market Makers must contribute to the maintenance of a fair and orderly market. Market Makers must honor the number of contracts entered into the system in all series of options classes within their Appointment. Any change to a quote (including reduction of volume) causes the quote to lose priority.

The minimum size is one contract. Neither Specialists nor MMs are required to quote on the Opening Auction.

Specialists

Specialists must provide continuous two-sided quotes 90% of the time during which the Exchange is open for trading in each of their appointed issues. These obligations will apply to all of the Specialist's appointed issues collectively, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis. The Exchange will not consider the duration of any periods where a technical failure on the part of the Exchange prevents the Specialist from providing continuous quotations. Also, the Exchange retains the discretion to consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

Market Makers

Market Makers must provide continuous two-sided quotations 60% of all times during which the Exchange is open in each of their appointed issues. These obligations are applied collectively to all series for each issue in the Market Maker's Appointment. Although Market Makers are not required to quote in each series, the amount of time a Market Maker provides quotes in all series will be aggregated to determine compliance with the quoting obligation requirement. Additionally, compliance with the 60% quoting obligation is measured on a monthly basis.

A Market Maker may be called upon by a Trading Official to submit a single quote or maintain continuous quotes in one or more series of an option issue within its Appointment whenever it is deemed that it is necessary to do so in the interest of maintaining a fair and orderly market.

Directed Order Market Makers

A Directed Order Market Maker must provide continuous two-sided quotations throughout the trading day in issues for which it receives Directed Orders for 90% of the time the Exchange is open for trading in each issue. Such quotations must meet the legal quote width requirements as shown below. These obligations will apply collectively to all series in all of the issues for which the Directed Order Market Maker receives Directed Orders, rather than on an issue-by-issue basis. Compliance with this obligation will be determined on a monthly basis.

Quote Width

With the exception of the Opening Auction, the spread differential (difference between the bid and offer) of Specialist and Market Maker quotes may not exceed $5. During the Opening Auction, spread differentials shall be as follows:

Bid Price	Maximum Range
0 to $1.99	$0.25
$2.00 to $5.00	$0.40
$5.01 – $10.00	$0.50
$10.01 – $20.00	$0.80
$20.01 or greater	$1.00

Quote Mitigation

NYSE Amex Options' quote mitigation policy is based on the premise that quotes in inactive series are less valuable than those in active series. Active options series are defined as the following:

- the series has traded on any options exchange in the previous 14 calendar days; or,
- the series is solely listed on NYSE Amex Options; or
- the series has been trading 10 days or less; or
- the Exchange has an order in the series

Series that fall outside of these categories are deemed inactive, and the Exchange does not disseminate quotes to OPRA. If the series trades on any exchange or if NYSE Amex Options receives an order or request for a quote, then the series is activated and quote dissemination is resumed. This policy applies to all issues listed on the Exchange.

Trading Obligations

At least 75% of the trading activity of a Specialist and/or a Market Maker (measured in terms of contract volume per quarter) must be in classes within the Market Maker's Appointment.

Market Makers and Specialists cannot stream quotes in issues outside their Appointment. Market Makers who wish to trade outside their Appointment may do so by entering an order. Market Makers should consult their Clearing Firm for information related to margin treatment of orders vs. quotes.

When trading in issues outside their Appointment, Market Makers should not engage in transactions for an account in which they have an interest that are disproportionate in relation to, or in derogation of, the performance of their obligations with respect to the classes in their Appointment. Additionally,

Market Makers should not individually (or as a group) intentionally or unintentionally, dominate the market in option contracts of a particular class.

Specialist Guarantees

Specialists will be entitled to 40% of the balance of any non-directed order after Customer bids and offers in the Consolidated Book have been satisfied. Specialists will be entitled to their 40% participation on "open outcry" trades provided they have vocally responded to a Floor Broker's call for a market, and have responded with a price that is the best bid or offer. . Specialist participation may be greater than 40% as a result of successful competition by means of "open outcry."

Market Maker Risk Limitation (MMRL)

NYSE Amex Options will maintain a "trade counter" for each Market Maker in each class within the Market Maker's Primary Appointment. The trade counter will be incremented by one every time the Market Maker executes a trade on any series in the appointed class. The MMRL is configurable by the Market Maker and will be activated when the trade counter has reached "n" executions within one second. This counter applies to trades against Market Maker quotes only; it does not apply to trades against Market Maker orders. The minimum setting is 5 executions per second and the maximum is 100. The Exchange will automatically default the "n" setting to 50 executions per second if the Market Maker does not submit a setting.

When the threshold is met, the trading engine will automatically cancel all quotes posted by the Market Maker in that class by generating a "bulk cancel" message. The bulk cancel message will be processed in time priority with any other quote or order message received by NYSE Amex Options. Any orders or quotes that are matched with the Market Maker's quote and were received by the system prior to the receipt of the bulk cancel message will be executed. Orders or quotes received by NYSE Amex Options after receipt of the bulk cancel message will not be executed against the Market Maker. Once the MMRL has been activated for an option class, any bulk quote messages sent by the Market Maker on that class will be rejected until the Market Maker submits a system message to enable new quotes.

In the event that there are no Market Makers quoting in the issue, the best bids and offers of orders residing in the Book will be disseminated as the BBO. If there are no Market Maker quotes and no orders in the book, the Exchange will disseminate a bid of zero and an offer of zero.

Inter-Market Linkage/Private Routing

The U.S. Options Exchanges are linked together on a real-time basis through a network capable of transporting certain orders to and from each Exchange. The network, known as Linkage, is a centralized order routing hub operated by the Options Clearing Corporation ("OCC") on behalf of the Exchanges. Linkage was designed to provide a mechanism to reach the NBBO price on behalf of Customer orders when the price was only available at an away market.

The NYSE Amex Options trading system will automatically route orders to other Exchanges if the NBBO is not available on NYSE Amex Options. Unlike other markets, however, NYSE Amex Options primarily uses private routing brokers to route orders to other Market Centers based on preset parameters in its automated routing algorithm. This allows NYSE Amex Options to route regardless of order capacity (Customer, Firm, Customer Broker/Dealer, Market Maker).

Consistent with the Options Linkage Plan, locked and crossed markets are to be avoided. If a Market Maker's quote should lock or cross another market center's quote, the MM should either (a) promptly unlock or uncross the market, or (b) cause an order to be sent to the away exchange in order to move the market. This may be done through a MM's own order entry system directly to the away market, or by submitting an order to NYSE Amex Options to route to any markets at the NBBO. A NOW order submitted to NYSE Amex Options will route to any markets at the NBBO, but will not rest in the NYSE Amex Options book if not filled.

2 Trade Allocation

Display, Priority, and Order Allocation – Electronic Trading

The NYSE Amex Options System shall display to Users all non-marketable limit orders in the Display Order Process, unless indicated otherwise. The System also will disseminate current consolidated quotations/last sale information, and such other market information as may be made available from time to time pursuant to agreement between the Exchange and other Market Centers, consistent with the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information.

Priority and Allocation Procedures for Orders and Quotes

Orders and quotes are allocated according to the following order of priority:

(1) Price Priority. The highest bid has priority over all other bids; and the lowest offer has priority over all other offers.

(2) Multiple bids or offers at the same price. Multiple bids and offers at the same price are afforded priority based on account type and other principles, as set forth below:

(A) Customer Orders. Bids and offers in the Consolidated Book for Customer accounts, including the displayed portion of Customer Reserve Orders, have first priority over other bids or offers at the same price. If there is more than one highest bid for a Customer account or more than one lowest offer for a Customer account, then such bids or offers, respectively, will be ranked based on time priority.

(B) Directed Order Market Maker Guaranteed Participation. Bids and offers in the Consolidated Book for the account of a Directed Order Market Maker have second priority for Directed Orders if the Directed Order Market Maker is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.1NY.

(i) Directed Order Market Makers will not receive any guaranteed participation on an inbound order if their bids or offers are not at the NBBO.

(ii) A Directed Order Market Maker's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Directed Order Market Maker will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Directed Order Market Maker's disseminated size.

(C) Specialist Pool Guaranteed Participation. Bids and Offers in the Consolidated Book for the account of participants in the Specialist Pool have third priority if the Specialist Pool is eligible to receive guaranteed participation on such bid or offer pursuant to Rule 964.2NY. The Specialist Pool will not receive a guaranteed allocation if a Directed Order Market Maker has received a guaranteed allocation. If a Directed Order Market Maker has received a guaranteed allocation, the bids and offers of the Specialist Pool will be included in the "size pro rata pool" below.

(i) The Specialist Pool guaranteed participation will not receive any portion of an inbound order if their bids or offers are not at the NBBO.

(ii) The Specialist Pool's guaranteed participation is expressed as a percentage of the remaining quantity after all Customer orders, if any, have first been executed, and shall be 40% or such lower number as may be determined by the Exchange.

(iii) Specialist Pool will be allocated a number of contracts equal to the greater of the guaranteed participation or their "size pro rata" allocation as provided below, but in either case, no greater than the size of the Specialist Pool's disseminated size.

(iv) For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

(D) Non-Customer Orders and Quotes with Size. Orders and Quotes with Size in the Consolidated Book for the accounts of non-Customers have next priority. If there is more than one highest bid or more than one lowest offer in the Consolidated Book for the account of a non-Customer, then such bids or offers will be afforded priority on a "size pro rata" basis, and will comprise the "size pro rata pool".

(E) Orders in the Working Order File, if eligible for execution, have next priority; however, orders in the Working Order File do not have any priority or standing until they are eligible for execution and/or display.

(F) Tracking Orders have last priority and will interact with incoming orders when certain conditions are met, but will never become part of the Display Order Process.

(3) Size Pro Rata Allocation

Orders subject to allocation on a "size pro rata" basis will be allocated based on the following formula:

$$\frac{\text{(Size or Order to be Allocated)}}{\text{(Aggregated Quote Size)}} \times \text{(Participant's Quote Size)} = \text{Size Pro Rata Allocation}$$

For example:

200 contracts to be allocated among three Market Makers quoting with the following sizes:

MM1	100
MM2	200
MM3	500
Aggregated Quote Size	800

MM1 receives (200/800) × (100) = 25 contracts

MM2 receives (200/800) × (200) = 50 contracts

MM3 receives (200/800) × (500) = 125 contracts

The pro rata share allocated to each participant in the pool will be rounded down to a whole number, if applicable. If there are residual contracts to be filled after the pro rata calculation has been completed, such contracts will be allocated, with no more than one contract per participant, in the following sequence:

(i) The participant in the pool who has the largest fractional amount (based on the pro rata calculation) will receive the first contract, and each successive contract (if any) will be allocated to each subsequent participant who has the next largest fractional share.

(ii) If the last residual contracts are to be allocated between two or more participants with the same fractional amount and initial quote size, then the participant with the first time priority in the pro rata pool will be allocated the next contract. Each successive contract (if any) will be allocated in the same manner.

Size Pro Rate Allocations – Open Outcry Trading

If the ATP Holders of the trading crowd provide a collective response to an ATP Holder's request for a market in order to fill a large order, pursuant to Rule 925NY, then:

(i) if the size of the trading crowd's market, in the aggregate, is less than or equal to the size of the order to be filled, the ATP Holders of the trading crowd will each receive a share of the order that is equal to the size of their respective bids or offers; and

(ii) if the size of the trading crowd's market exceeds the size of the order to be filled, that order will be allocated on a size pro rata basis, with the ATP Holders of the trading crowd each receiving, to the extent practicable, the percentage of the order that is the ratio of the size of their respective bids or offers to the total size of all bids or offers. Specifically, in such circumstances, the size of the order to be allocated is multiplied by the size of an individual market participant's quote divided by the aggregate size of all market participants' quotes.

For example, assume there are 200 contracts to be allocated, Market Maker #1 is bidding for 100, Market Maker #2 is bidding for 200 and Market Maker #3 is bidding for 500. Under the "size pro rata" allocation formula, Market Maker #1 will be allocated 25 contracts (200 × 100 ÷ 800); Market Maker #2 will be allocated 50 contracts (200 × 200 ÷ 800); and Market Maker #3 will be allocated 125 contracts (200 × 500 ÷ 800).

Specialist Participation in the Display Order Process

Bids and Offers of Specialists and e-Specialists quoting at the NBBO shall participate in the Specialist Pool participation entitlement on a size pro rata basis. The Specialist's size pro-rata participation in the Specialist Pool will receive additional weighting, as determined by the Exchange, and announced via Regulatory Bulletin, but in no case greater than 66 2/3% if there is only on e-specialist, and no more than 50% if there are two or more e-Specialists.

For all orders of five (5) contracts or fewer, the Specialist Pool will be allocated the balance after any allocation to Customers, provided the Specialist Pool is quoting at the NBBO, and the order was not originally allocated to a Directed Order Market Maker. The participants in the Specialist Pool will be allocated orders of five contracts or less on a rotating basis, provided the participant's quoted size is equal to or greater than the size of the allocation.

Executions

This section addresses situations in which orders or Quotes with Size are executed through NYSE Amex Options System.

An inbound order that is marketable will be immediately executed against bids and offers in the Consolidated Book, provided the execution price is at the NBBO.

An inbound order will be either fully or partially executed as follows:

(A) the inbound order will first be matched against all available displayed Customer interest in the Consolidated Book, including the displayed portion of Customer Reserve Orders;

(B) the inbound order, if not entirely filled, will then satisfy any available interest based on Directed Order Market Maker or Specialist Pool guaranteed participation pursuant to Rule 964NY(a);

(C) the inbound order, if not entirely filled, will then match, on a size pro rata basis, with the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book; and

(D) The inbound order, if not entirely filled, shall be matched for execution against orders in the Working Order File in the order of their ranking, at the price of the displayed portion (for Reserve Orders) or at the limit price in the case of other order types, for the total amount of option contracts available at that price or for the size of the incoming bid or offer, whichever is smaller.

(E) the balance of the order, if any, will then be either:

(i) executed at the next available price level based on split-price execution, as provided in subsection below or

(ii) if the order locks or crosses the NBBO, it will be matched against any available Tracking Order, prior to being routed, or

(iii) if the order locks or crosses the NBBO, it will be routed via routing broker or the intermarket linkage to the away market(s) displaying the National Best Bid or Offer Price. The order will be routed according to a proprietary algorithm. The order will be routed, either in its entirety or as component orders, to another Market Center(s) as a Limit Order equal to the price and up to the size of the quote published by the Market Center(s). The remaining portion of the order, if any, will be ranked and displayed in the Consolidated Book in accordance with the terms of such order and such order shall be eligible for execution pursuant to Rule 964NY. A marketable Reserve Order may be routed serially as component orders, such that each component corresponds to the display size of the Reserve Order.

If neither of the conditions specified in subsections (i) or (ii) apply, and the order is no longer marketable, or, if an order has been designated as an order type that is not eligible to be routed away, the order either will be placed in the Consolidated Book or cancelled if such order would lock or cross the NBBO.

Where an order or portion of an order is routed away and is not executed either in whole or in part at the other Market Center, upon its return the order shall be ranked and displayed in the Consolidated Book in accordance with the terms of such order. The order will not have time standing relative to other orders received from Users at the same price while it was outside the System.

Split Price Executions

An inbound electronic order will receive an execution at multiple prices if there is some, but insufficient, trading interest at a price and the remainder of the order can be filled at one (or more) other prices based on available trading interest in the Consolidated Book. Orders will not be executed at a price that trades through another market. Executions at prices beyond the initial execution prices will match the inbound order:

(1) first, against Customer Orders in the Consolidated Book at the price level according to entry time.

(2) second, against the interest of the Market Makers, Firms and Non-ATP Holder Market Makers in the Consolidated Book, on a size pro rata basis.

(3) third, if the order now locks the NBBO, against any eligible Tracking Orders.

The balance of the order, if any, will be represented in the Consolidated Book, provided that if such order locks or crosses the NBBO, then the order will be routed via private routing broker or the

Intermarket Linkage to the away market(s) displaying the National Best Bid or Offer Price. If Exchange Rules or the order instructions do not permit routing the order will be cancelled.

Orders Executed Manually

Floor Brokers manually representing orders in the trading crowd must comply with the order execution and priority principles set forth in Rule 963NY and, in addition, with the following provisions establishing priority for bids and offers by account type:

(1) Customer orders in the Consolidated Book have first priority. Multiple Customer orders at the same price are ranked based on time priority.

(2) Bids and offers of the ATP Holders of the trading crowd have second priority. These bids and offers include those made by Market Makers and Floor Brokers (on behalf of orders they are representing).

(3) Bids and Offers of broker-dealers (including Quotes with Size and orders of Market Makers) in the Consolidated Book have third priority. Multiple bids and offers of broker-dealers will be executed on a size pro rata basis pursuant to Rule 964NY.

Locked or Crossed Markets

Internally locked or crossed quotes trade immediately with orders or other quotes on NYSE Amex Options when executions are possible. The system will not delay or prevent Market Maker quotes from trading with orders or other Market Maker quotes. NYSE Amex Options posts and disseminates quotes that lock or cross the quotes of other options exchanges. Individual market makers are responsible for taking appropriate actions to avoid locking or crossing other exchange's markets as required by Intermarket Linkage rules.

Open Outcry Floor-Based Crossing

Five manual crossing scenarios are available: Customer-to-Customer, Non Facilitation Regular, Facilitation, At-Risk, and Solicitation. All scenarios require that any Agency Order is executed at a price equal to or better than the NBBO, and the Floor Broker may not trade through any orders on the Book.

(a) Customer-to-Customer Cross

A Floor Broker who holds a Customer order to buy and a Customer order to sell the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) the Floor Broker must request bids and offers for the option series involved and make the Trading Crowd and the Trading Official aware of the request for the market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must bid above the highest bid in the crowd, and offer below the lowest offer in the crowd.

(3) The Floor Broker may cross the orders at such higher bid and lower offer by announcing by open outcry that he is crossing orders on behalf of Customers, and giving the quantity and price, provided, however, that

(A) the execution price must be equal to or better than the NBBO.

(B) the Floor Broker may not trade through any bids or offers in the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers on the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once such bids or offers in the Consolidated Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

(C) the Floor Broker may cross the orders at split prices provided all provisions of Rule 963NY(f) are met.

(b) *Non-Facilitation (Regular Way) Crosses.*

A Floor Broker who holds a Customer order and another order on the contra side of the Customer in the same option contract may cross such orders, provided that the Floor Broker proceeds in the following manner:

(1) The Floor Broker must request bids and offers for the option series involved and make the trading crowd and the Trading Official aware of the request for a market via open outcry.

(2) After providing an opportunity for such bids and offers to be made, the Floor Broker must expose the Customer order by bidding above the highest bid in the crowd, or offering below the lowest offer in the crowd, by at least the MPV.

(3) If such higher bid or lower offer is not taken by members of the trading crowd, the Floor Broker may cross the orders (or any part remaining unexecuted) at such higher bid or lower offer by announcing by open outcry that he is crossing the orders and giving the quantity and price; provided, however that (A) the execution price must be equal to or better than the NBBO, and (B) the Floor Broker may not trade through any bids or offers on the Consolidated Book that are priced better than the proposed execution price. If there are bids or offers in the Consolidated Book better than the proposed execution price, or Customer Orders in the Consolidated Book priced at the proposed execution price, the Floor Broker must trade against such bids or offers in the Consolidated Book. Once bids or offers in the Book are satisfied, the Floor Broker may cross the balance of the orders, if any, to be crossed. The orders will be cancelled or posted in the Book if an execution would take place at a price that is inferior to the NBBO.

Facilitation Cross Transactions

A Floor Broker who holds both an order for a Customer of an ATP Holder and a facilitation order may cross such orders if:

(1) the ATP Holder discloses on its order ticket for the Customer order which is subject to facilitation, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities; and

(2) the Floor Broker requests bids and offers for the option series subject to facilitation, then discloses the Customer order and any contingency respecting such order which is subject to facilitation and identifies the order as being subject to facilitation; and

(3) after providing an opportunity for such bids and offers to be made, the Floor Broker, on behalf of the Customer whose order is subject to facilitation establishes priority by, either bidding or offering at or between the best bid or offer in the market consistent with the Exchange's Customer priority rules. After all other market participants are given an opportunity to accept the bid or offer made on behalf of the Customer whose order is subject to facilitation, the Floor Broker may cross all or any remaining part of such order and the facilitation order at such Customer's bid or offer by announcing in public outcry that (s)he is crossing such orders stating the quantity and price(s).

(4)

(A) notwithstanding paragraph (3) above, an ATP Holder seeking to facilitate its own Customer's option order for the eligible order size will be permitted to participate in the firm's proprietary account as the contra-side of that order to the extent of 40% of the contracts remaining after filling Customers, provided the order trades at or between the best bid or offer given by the trading crowd in response to the Floor Broker's request for a market.

If, however, a Customer order on the Consolidated book or represented in the trading crowd has priority over the facilitation order, the ATP Holder may participate in only those contracts remaining after the Customer's order has been filled.

(B) the eligible order size shall be 50 contracts or larger.

(C) If a trade pursuant to this Rule occurs at the Specialist's vocalized bid or offer in its appointed class, then the Specialist's guaranteed participation shall apply only to the number of contracts remaining after all those Customer orders which trade ahead of the cross transaction and the number of contracts crossed have been satisfied. The Specialist's guaranteed participation will be a percentage that when combined with the percentage the originating firm crossed, does not exceed 40% of the order.

(D) nothing in this subparagraph (4) is intended to prohibit an ATP Holder or Specialist from trading more than their guaranteed participation allocations if the other members of the trading crowd choose not to trade the remaining portion of the order.

When accepting a bid or offer made on behalf of a Customer whose order is subject to facilitation, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to facilitation or crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the facilitation order.

At-Risk Cross Transactions

In the case of equity options, a Floor Broker holding an order for a Customer on behalf of an ATP Holder and a contra-side order for that same ATP Holder may facilitate the Customer order in accordance with Rule 934.1NY or may execute such orders as an at-risk cross in the following manner:

(i) the eligible order size shall not be less than fifty (50) contracts.

(ii) the ATP Holder discloses on its order ticket for the Customer order which is subject to the cross, all the terms of such order, including, if applicable, any contingency involving other options, underlying securities, or related securities.

(iii) the Floor Broker requests bids and offers from the trading crowd for the execution of all options components of the order.

(iv) in response to the quoted market from the trading crowd, the Floor Broker on behalf of the ATP Holder must first represent the Customer order to the trading crowd as Customer providing the side, size and a price of the order, giving the Customer an opportunity for price improvement.

(v) once the trading crowd has provided a quote in response to the Customer order, it will remain in effect until: (i) a reasonable amount of time has passed, (ii) there is a significant change in the price of the underlying security or (iii) the market given in response to the request has been improved. In the case of a dispute, the term "significant change" will be interpreted on a case-by-case basis by Trading Officials based upon the extent of the recent trading in the option and in the underlying security, and any other relevant factors.

(vi) in response to the trading crowd's quoted market, the Floor Broker may on behalf of the ATP Holder improve the quoted market establishing priority or facilitate the order pursuant to Rule 934.1NY.

(vii) the Floor Broker may then attempt to consummate a cross transaction at risk to the market by bidding/offering on behalf of the ATP Holder at one minimum price variation (MPV) away from the Customer order, providing the Customer order the opportunity for price improvement.

If a Customer order has established priority over the at-risk cross, the ATP Holder may participate in those contracts remaining after the Customer's order has been filled.

Once a cross transaction has occurred, the order cannot be broken up by a subsequent superior bid or offer by the trading crowd.

Solicitation Crosses

A Floor Broker representing an order in options ("originating order") may solicit another ATP Holder or non-member broker dealer outside the trading crowd ("solicited party") to participate in the transaction on a proprietary basis provided the Floor Broker, upon entering the trading crowd to execute the transaction, announces to the trading crowd the same terms and conditions about the originating order as disclosed to the solicited party and bids at the price he is prepared to buy from the solicited party or offers at the price he is prepared to sell to the solicited party.

After all other market participants are given a reasonable opportunity to accept the bid or offer, the solicited party may accept all or any remaining part of such order or the Floor Broker may cross all or any remaining part of the originating order with the solicited party at such bid or offer by announcing that the Floor Broker is crossing the orders stating the quantity and price. Non-solicited market participants and Floor Brokers holding non-solicited discretionary orders in the trading crowd will have priority over the solicited party or the solicited order to trade with the original order at the best bid of offer price subject to the precedence rules set forth in Rule 963NY.

A Floor Broker seeking to cross a Customer order with a solicited order which improves the quoted market will be permitted to cross the solicited order against the Customer order to the extent of 40% of the contracts remaining after filling Customers, provided the eligible order size for the solicited order is not less than fifty (50) contracts.

All orders subject to solicitation pursuant to this Commentary, and all tickets reflecting orders solicited pursuant to this Commentary, must be marked as specified by the Exchange. For purposes of this Rule, the term "broker/dealer" includes foreign broker/dealers.

When accepting a bid or offer made on behalf of a Customer whose order is subject to crossing against the solicited order, all contingencies of the Customer order must be satisfied. Once the bid or offer has been made on behalf of the Customer whose order is subject to crossing, such Customer order has precedence over any other bid or offer in the crowd to trade immediately with the solicited order.

3 Opening Auction

Description

At 3:30 a.m. Eastern Time, the system will begin accepting quotes and orders for inclusion in the Opening Auction process. The Opening Auction is a process whereby trading is initiated in each series. Contingency Orders (other than "On- Auction" orders) will not participate in the Auction Process. Any eligible open orders residing in the Book from the previous trading session (GTC's) will be included in the Opening Auction. After the primary market for the underlying security disseminates the opening trade and a logical bid/ask market, the related option series will be opened automatically based on the following:

1. Time is equal to or greater than 9:30 a.m. Eastern Time.
2. At least one legal width NYSE Amex Options Market Maker quote that has made a round trip to OPRA or a legal-width away exchange market quote is present and includes an offer.

Once these requirements have been met, the system will determine the price at which a particular option series will be opened.

To determine the opening price in a series, upon receipt of the first consolidated trade of the underlying security, the system will check for an OPRA NBBO market or an NYSE Amex Options BBO. If OPRA NBBO market is present, NYSE Amex Options will base the opening auction price on the better of the OPRA NBBO market or the internal NYSE Amex Options BBO. NYSE Amex Options will generate an opening trade if possible or open a series on the quoted market. NYSE Amex Options then will send the BBO quote to OPRA.

The opening price is determined as the price at which the most volume can be traded, within the auction parameter. The auction will occur at a single price.

1. The opening prices must be within a configurable parameter based on:
   The Best Bid (MM quotes only) or National Best Bid
   The Best Offer (MM quotes only) or National Best Offer
2. In the case of crossed markets on NYSE Amex Options and no OPRA, parameter to either side of *the inverted market* will be used. e.g. 1.20 - 1.00 yields parameter based on 1.20 for buy imbalances and 1.00 for sell imbalances. If no auction occurs, no opening trade will be reported to OPRA.

For cases when no buy or sell imbalance exists, the opening price of a series will be the price at which the greatest number of contracts will trade at or nearest to the midpoint of the initial NBBO disseminated by OPRA, if any, or the midpoint of the best quoted bids and offers in the Book. The same process will be followed to reopen an option class after a trading halt.

In cases where a buy or sell imbalance exists, the auction will take place on the auction parameter bid (sell imbalances) or the auction parameter offer (buy imbalances). Orders in the Book that were not executed during the Auction Process will be eligible for the Core Trading Session immediately after the conclusion of the Auction Process.

Unmatched orders and Marker Maker quotes that are marketable against the initial NBBO ("auction imbalance") will "sweep" through the Book with collar protection in place to prevent executions based on wide quotes and be executed pro rata if marketable against quotes or orders resting on the NYSE Amex Options consolidated book. If the best price is at an away Market Center(s), orders will be routed away in price time priority to the relevant Market Center(s).

4 Obvious Errors

Description

The Exchange shall either bust a transaction or adjust the execution price of a transaction that results from an Obvious Error, as defined herein. An Obvious Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2	.25
$2 to $5	.40
Above $5 to $10	.50
Above $10 to $20	.80
Above $20	1.00

The Theoretical Price of an option is determined as follows:

(A) if the series is traded on at least one other options exchange, the last bid price with respect to an erroneous sell transaction and the last offer price with respect to an erroneous buy transaction, just prior to the trade, disseminated by the competing options exchange that has the most liquidity in that option; or
(B) if there are not quotes for comparison purposes, as determined by designated personnel of the Exchange.

If a Market Maker believes that it participated in a transaction that was the result of an Obvious Error, it must notify the Exchange within five minutes of the execution. If an ATP Holder or ATP Firm not serving as a Market Maker believes that an order it executed on the Exchange was the result of an Obvious Error, it must notify the Exchange within twenty minutes of the execution. With few exceptions, the Exchange will not grant relief unless notification is made within the prescribed time periods.

Customers must notify the Exchange within 20 minutes of the trade if they believe an execution was part of an obvious error. They have until 4:30 PM Eastern time to notify the Exchange of possible obvious errors on the opening auction.

If it is determined that an Obvious Error has occurred, the Exchange shall promptly notify both parties to the trade. When each party to the transaction is a Market Maker, the execution price of the transaction will be adjusted by the Exchange to the prices described below unless both parties agree to adjust the transaction to a different price or agree to bust the trade within ten minutes of being notified by the Exchange of the Obvious Error.

Erroneous buy transactions will be adjusted to their Theoretical Price plus $.15 if the Theoretical Price is under $3 and plus $.30 if the Theoretical Price is at or above $3.
Erroneous sell transactions will be adjusted to their Theoretical Price minus $.15 if the Theoretical Price is under $3 and minus $.30 if the Theoretical Price is at or above $3.
When at least one party to the transaction is not a Market Maker, the trade will be busted unless both parties agree to an adjustment price for the transaction within thirty minutes of being notified by the Exchange of the Obvious Error.

Review Procedures – Parties to obvious errors may request that the Obvious Error Panel ("OE Panel") review decisions made by the Exchange including whether an obvious error occurred and whether the correct action was implemented. The OE Panel will be comprised of the NYSE Amex Options Chief Regulatory Officer ("CRO"), or a designee, and a representative from two (2) different ATP Firms. One representative on the OE Panel will be from a Market Maker Firm and one representative will be from a public customer order sending Firm. The OE Panel may overturn or modify an action taken by the Exchange under this Rule and all determinations shall constitute final action. If the OE Panel votes to uphold the decision the Exchange will assess a $500.00 fee against the party or parties who initiated the request for appeal.

5 Order Types

NYSE Amex Options unique order types

Order Type	Descriptions
NOW	A Market or Limit Order that is to be immediately executed in whole or in part on NYSE Amex Options while any unexecuted portion will be routed to other exchanges for immediate execution. Any portion not immediately executed by the other exchange shall be cancelled. NOW orders never rest on the book. If a NOW Order is not marketable on any exchange when it is submitted to NYSE Amex Options, it will be cancelled. Similar to an Immediate or Cancel (IOC), a NOW order will not only trade against available volume at a price on NYSE Amex Options, but has the added benefit of also immediately routing to access all available liquidity on any exchange prior to cancelling. Users access all available volume across all exchanges at your price on an immediate or cancel basis.
Post No Preference (PNP)	A Limit Order that is to be executed in whole or in part on NYSE Amex Options with no possibility of exposure to routing away from NYSE Amex Options. Any portion not executed is posted in the NYSE Amex Options Book unless another exchange is at a better price.. PNP Orders that would lock or cross the National Best Bid and Offer (NBBO) will be cancelled. PNP orders are most commonly used in Post/Take pricing issues, giving users greater control in achieving or maintaining eligibility for the posting credit.
Reserve	A Limit Order with a portion of the size displayed and with a reserve portion of the size that is not displayed on NYSE Amex Options. This allows users to maintain a presence in the market without repeatedly entering orders, allowing them to incrementally work large orders on a completely electronic basis.

Industry standard order types

All or None (AON)	A Limit Order that is to be executed in its entirety or not at all. Non-marketable AON orders will rest in the working book but not be displayed. AON orders will not route to other exchanges.

Day Order	An order to buy or sell which, if not executed, expires at the end of the day on which it was entered. All orders by their terms are Day Orders unless otherwise specified.
Fill or Kill (FOK)	A Market or Limit Order that is to be executed in its entirety on NYSE Amex Options as soon as the order is received, and if not so executed is to be cancelled. FOK orders will not route to other exchanges.
Good till Cancelled Order (GTC)	An order to buy or sell that remains in force until the order is filled, cancelled or the option contract expires. GTC Orders will be cancelled in the event of a corporate action that results in an adjustment to the terms of the option contract.
Immediate or Cancel (IOC)	A Market or Limit Order immediately executed, in whole or part on NYSE Amex Options, with the unexecuted amount cancelled. IOC orders are not routed to other exchanges.
Limit	Limit Orders that cannot be filled in their entirety at the NBBO on NYSE Amex Options will be routed to other exchanges. Any unfilled portion of the order will not be routed to the next best price level until all quotes at the current best bid or offer are exhausted. If the order is no longer marketable it will be ranked in the NYSE Amex Options Book.
Market	An order to buy or sell a stated number of contracts that is to be executed at the best price obtainable when the order reaches NYSE Amex Options. If the order cannot achieve the NBBO on NYSE Amex Options, it will be routed to other exchanges.
Stop	A Stop Order becomes an active Market Order when the stop price is reached. A Stop Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop price. A Stop Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop price. Order execution is fully automated.
Stop Limit	A Stop Limit Order becomes an active Limit Order when the stop price is reached. A Stop Limit Order to buy is triggered when the option is 1) bid on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or above the specified stop limit price. A Stop Limit Order to sell is activated when the option is 1) offered on NYSE Amex Options or 2) trades on NYSE Amex Options or any exchange at or below the specified stop limit price. Order execution is fully automated. If the active limit order is not marketable it will post in the NYSE Amex Options Book.

6 Amex Trading Permits

Description

Trading rights are granted through Amex Trading Permits (ATPs); market participants are not required to purchase or lease seats. These permits entitle holders of ATPs to trade options on the options trading facilities of the Exchange, including the electronic platform and the physical trading floor. The NYSE Amex Options platform provides for of the following Market Participants: Specialists, Market Makers, Authorized Traders and Order Flow Providers.

Market Makers

A Market Maker is an ATP Holder or ATP Firm registered with the Exchange for the purpose of submitting quotes electronically and making transactions as a dealer-specialist. Market Makers can operate on or off the Exchange trading floor.

> Floor Market Maker. A Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.
>
> Remote Market Maker. A Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Specialists

Specialists ("Specialists") are approved by the Exchange for acting in such capacity. Specialists quoting obligations are more stringent than Market Makers and they receive participation guarantees in some cases. Specialists can operate on or off the Exchange trading floor and perform Floor Broker functions if specific requirements are met. Any ATP Holder/Firm registered as a Market Maker may apply to become a Specialist. Specialists must maintain specified cash or liquid assets based upon the number of issues traded.

Market Maker Authorized Traders

Market Maker Authorized Traders (MMATs) shall be an individual ATP Holder or officer, partner, employee or associated person of the ATP firm authorized to enter quotes and orders on the Exchange for the account of a registered Market Maker firm. MMATs must register with the Exchange and pass the appropriate Market Maker exam.

Order Flow Providers

If your firm currently enters option orders on the Exchange, no additional ATPs or changes are required. Current ETP Holders on the NYSE Amex Options equity platform that want to start trading options must either acquire an ATP or become a "Sponsored Participant" by entering into a agreement with an approved ATP Holder ("Sponsoring ATP"). Sponsoring ATP Holders are broker-dealers that have been designated by a Sponsored Participant to execute, clear and settle transactions on NYSE Amex Options on their behalf. Authorized Traders (ATs) are individuals designated by the ATP Holders and/or Sponsored Participants to enter orders on their behalf.

NYSE Amex Options

I, ___________________________, confirm that I reviewed and that I understand the policies and procedures set forth in the NYSE Amex Options Market Maker study materials.

____
Name

____
CRD Number

____
Firm

____
Date

NYSE Amex Options

Registered Trader & Nominee Application

Revised January 2016

REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE MKT LLC rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 341. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **AO** – Market maker of the Applicant (Series 57 prerequisite)
- **AF** – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making activities electronically through the facilities of the Exchange, below, please list all Authorized Traders who will conduct such activity on behalf of the Applicant.

APPLICANT FIRM INFORMATION

Firm Name: ______________________________ CRD: ______________

Type of Business: ______________________________

Contact Name: ______________________________ Title: ______________

Phone: ______________________ Email: ______________

REGISTERED TRADER / NOMINEE INFORMATION

Name of Applicant: ______________________________ CRD: ______________

Date of Birth: ______________________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Remote Market maker (RMM)
- ☐ Floor Market Maker (FMM)
- ☐ Floor Broker (FB)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Office Nominee

APPLICATION CHECKLIST

- ☐ Form U-4 and Fingerprint card has been submitted directly to FINRA, if not currently available on WebCRD©
- ☐ Individual has passed or been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

______________________________ ______________________________

Signature of Authorized Officer, Partner, Managing Member — Date

______________________________ ______________________________

Print Name — Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

______________________________ ______________________________

Signature of Applicant — CRD#

______________________________ ______________________________

Print Name — Title

NYSE Amex Options

Amex Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for AMEX Trading Permit ("ATP"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Amex Options will be reviewed by NYSE Amex's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Amex Rule 341. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or Phone: 212.896.2830 option 5.

Application Process
Following submission of the Application for Amex Trading Permit and supporting documents to NYSE Amex Options, the application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Amex Options will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Amex Options for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Amex Options for approval or disapproval without delay. NYSE Amex Options shall post the name of the Applicant Broker-Dealer for a period of three (3) business days in the NYSE Amex Options Weekly Bulletin.

- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Amex Trading Permit.

- All individuals required to be registered with NYSE Amex Options, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Amex Options Rule 341 requesting such registration. NYSE Amex Options does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Amex or be approved by NYSE Amex Options. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- In the event an Applicant is disapproved by NYSE Amex Options, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Amex Options Section 9A. A disapproved applicant desiring to be heard must, within fifteen (15) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Amex Options Section 9A.

APPLICATION CHECKLIST AND FEES - NYSE AMEX OPTIONS NON-DEA BROKER-DEALER APPLICANTS	
☐	Application for Amex Trading Permit • Section 8 only if you are not self-clearing • Section 11 does not apply
☐	NYSE Master User Agreement
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1]: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors
☐	Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
☐	All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
☐	Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

APPLICATION CHECKLIST AND FEES - NYSE AMEX OPTIONS DEA BROKER-DEALER APPLICANTS	
☐	Application for Amex Trading Permit • Section 8 only if you are not self-clearing
☐	NYSE Master User Agreement
☐	Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD
☐	A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®: • Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B • Designated Supervisors • All Authorized Traders
☐	Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable
☐	Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
☐	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
☐	All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
☐	Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allied Member – An individual who is i) a general partner of an ATP Holder who controls such firm, or ii) an individual who is a principal executive officer of an ATP Holder corporation or a person who controls such corporation, or iii) an employee of any other ATP Holder entity who controls such entity.

Applicant – the Broker-Dealer organization applying for an AMEX Trading Permit or amending this form.

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization.

Associated Person - a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

ATP – an Amex Trading Permit issued by the Exchange for effecting approved securities transactions on the Exchange's Trading Facilities. An ATP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange

ATP Holder – a sole proprietorship, partnership, corporation, limited liability company or other organization, in good standing, that has been issued an ATP. An ATP Holder must be a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934. An ATP Holder shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her ATP Holder or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE MKT LLC. is a participant of this system.

Clearing Member – an ATP Holder which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – the power, directly or indirectly, to direct the management or policies of a person, whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person is (1) a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) is entitled to receive 25% or more of the net profits; or (4) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital of the other person.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ATP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Amex Rule 0, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

e-Specialist - an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY.. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

EXPLANATION OF TERMS (Continued)

Firm Proprietary and/or Agency Trading – an ATP Firm that engages in off-floor trading that is unrelated to the performance of that ATP Firm's registered market maker or floor broker functions.

Floor Broker ("FB") – a sole proprietor ATP Holder or a representative of an ATP Holder who is registered with the Exchange for the purpose, while on the Exchange Floor, of accepting and executing option orders received from ATP Holders.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a "Market Maker" shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

Market Maker Authorized Trader ("MMAT") – a "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Market Maker.

NYSE MKT LLC ("NYSE MKT", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE Amex Options. NYSE MKT is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self-Regulatory Organization.

NYSE Amex Options – "NYSE Amex Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE MKT licensed to trade Options by the Exchange. The terms "NYSE Amex Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Primary Business – refers to greater than 50% of the ATP Holder's business.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange are deemed to be Market Maker transactions for purposes of Rule 920NY.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with Rule 920NY and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

SECTION - KEY PERSONNEL		
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.		
Chief Executive Officer ("CEO")		
Name:	____________________	CRD: ____________
Phone:	____________________	
Email:	____________________	
Chief Financial Officer ("CFO")		
Name:	____________________	CRD: ____________
Phone:	____________________	
Email:	____________________	
Chief Compliance Officer ("CCO")		
Name:	____________________	CRD: ____________
Phone:	____________________	
Email:	____________________	
Chief Operations Officer ("COO")		
Name:	____________________	CRD: ____________
Phone:	____________________	
Email:	____________________	
Head of Options Clearing		
Name:	____________________	CRD: ____________
Phone:	____________________	
Email:	____________________	
Head of Options Trading		
Name:	____________________	CRD: ____________
Phone:	____________________	
Email:	____________________	

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ CRD No.: ______________ MPID: ______________

Application Amendment

GENERAL INFORMATION

Name of Applicant Broker/Dealer: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Website: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

TYPE OF ORGANIZATION

☐ Corporation Limited Liability Company Partnership Sole Proprietor

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH AMEX TRADING PERMIT (Check all that apply)

Specialist/e-Specialist Remote Market Maker (RMM) Floor Market Maker (FMM)

Floor Broker (FB) Clearing Services Proprietary Trading

Agency Trading

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER-DEALER (Check all that apply)

Specialist/e-Specialist Remote Market Maker (RMM) Floor Market Maker (FMM)

Floor Broker (FB) Clearing Services Proprietary Trading

Agency Trading

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

NYSE MKT (fka AMEX) New York Stock Exchange (NYSE)

Chicago Board Options Exchange (CBOE) Chicago Stock Exchange (CHX)

International Securities Exchange (ISE) Boston Stock Exchange (BSE)

Financial Industry Regulatory Authority, Inc. (FINRA) Nasdaq Stock Market (NQX)

Philadelphia Stock Exchange (PHLX) BATS (BATS)

Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE MKT LLC ☐ Other ______________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Amex Options, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Amex Options.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Amex Options, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Amex Options to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Amex Options from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Amex Options.

____
Applicant Broker-Dealer

__________________________ Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	__________________________ Date
__________________________ Print Name	__________________________ Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) _ Yes No

* If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE MKT is your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? Yes (Explain below) No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

Yes (Explain below) No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

Yes (Explain below) _ No

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

Any NYSE Amex Options member or member organization or ATP Holder

_ Any other national securities or commodities exchange or national securities association

Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.

____

____

No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4A – ALLIED MEMBER/APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Allied Member– An individual who is a principal, officer or general partner who controls the applicant organization, and is required to be listed on the Form BD [Art. I, Sec. 3(e)]. On Web CRD, all Allied Members [AM] are required to file a Form U4, or amendment thereto, and a fingerprint card, if not currently registered.

Approved Person – An individual who is neither a regular, options principal, associate or allied member, nor an employee who controls the applicant organization, but is required to be listed on the Form BD [Art. I, Sec. 3(g)]. On Web CRD, all Approved Persons [AP] are required to file a Form U4, or amendment thereto.

I hereby apply as an Allied Member/Approved Person at the NYSE MKT ("Exchange") in accordance with Article IV, Section 1 (c)/(g) of the Constitution of the Exchange, and if elected, hereby pledge myself to abide by its Constitution and Rules as they may from time to time be amended. In consideration of the approval of my application by the Exchange, I submit to the jurisdiction of the Exchange and I recognize and agree that the privilege of being an Allied Member/Approved Person at the Exchange, if granted to me, may be withdrawn by the Exchange at any time for cause and shall immediately terminate when I cease to be either a general partner, employee who controls a member organization, or non-employee who controls a member organization, Limited Liability Company manager or trustee (whichever is applicable) of the above member organization

I authorize and request any and all of my former employers and any other person to furnish to the NYSE MKT and any agent acting on its behalf any information that they may have concerning my character, general reputation, personal characteristics, mode of living and credit worthiness. Moreover, I hereby release each such employer and each such other person from any and all liability of whatever nature by reason of furnishing such information to the NYSE MKT, and any agent acting on its behalf. Further, I recognize that I will be the subject of an investigative consumer report ordered by the NYSE MKT, and I understand that, upon written request within a reasonable period of time, additional disclosure concerning the nature and scope of the investigation will be provided by the Exchange.

I authorize the NYSE MKT to make available to any employer or prospective employer, to any other Exchange or securities organization, or to any federal, state or municipal agency, any information it may have concerning me, and I hereby release the NYSE MKT from any and all liability of whatsoever nature by reason of furnishing such information.

I certify that the answers below are true and correct in all respects.

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ______________________ Title: ______________________ CRD #: ____________

Firm Name: ______________________ Phone: ______________________

Email: ______________________

___ Designated Supervisor of Authorized Traders

Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ______________________ Title: ______________________ CRD #: ____________

Firm Name: ______________________ Phone: ______________________

Email: ______________________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED MEMBER** ☐ **APPROVED PERSON**

Full Name: ______________________ Title: ______________________ CRD #: ____________

Firm Name: ______________________ Phone: ______________________

Email: ______________________

Designated Supervisor of Authorized Traders

Form U4 and fingerprint information is current and accessible for this person on Web CRD™

You may submit multiple copies of this form, if needed

SECTION 4B – APPROVED PERSON ORGANIZATION APPLICATION

Approved Person Organization:
Each organization which controls, is controlled by, or is under common control with, the applicant organization is required to become an approved person organization of the Exchange and be listed on its Form BD [Art. I, Sec. 3(g)].

The Applicant agrees that (1) if any share of stock of the member organization which is not a freely transferable security should at any time be acquired, held or owned by a person not approved by the Exchange, except the estate of a deceased stockholder for such period as may be allowed by the Exchange, or (2) if any person required to be approved by the Exchange as an approved person fails or ceases to be so approved, or (3) if any approved person should violate his agreement with the Exchange, the member organization may be deprived by the Exchange of all the privileges of a member organization.

The Applicant agrees to comply with the provisions of the Constitution and Rule of the Exchange relating to approved persons as shall from time to time be in effect. The Applicant agrees promptly to notify the Exchange, so long as it remains an approved person, of any acquisition or disposition by it of any security of such member organization.

The Applicant agrees that the approval of this application by the NYSE MKT may be withdrawn if, in the opinion of the Exchange the Applicant has:

1. violated any provision of the Constitution or of any rules of the Exchange applicable to it as the same may be from time to time in effect;
2. violated any of its agreements with the Exchange;
3. made any misstatements to the Exchange; or
4. been guilty of (i) conduct inconsistent with just and equitable principles of trade, or (ii) acts detrimental to the interest or welfare of the Exchange.

The Applicant hereby certifies that the (corporation/ partnership/ limited liability company) is authorized to file this approved person application with the Exchange.

As long as the Applicant remains as an approved person of the member organization, the Applicant further agrees to notify that member organization of which it is an approved person of any changes in the information contained herein.

Affiliated Organization Name: ______________________________ CRD #: ____________

Parent Organization Name: ______________________________ CRD #: ____________

By: ______________________________ Date: ____________

Name: ______________________________

Title: ______________________________

Note: This statement must be signed by a duly authorized individual who is a principal of the parent company.

You may submit multiple copies of this form, if needed

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE MKT rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 341. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

AO – Market Maker of the Applicant (Series 57 prerequisite)
AF – Floor Brokers of the Applicant (Series 57 prerequisite)

For Applicants who wish to conduct market making activities remotely through the facilities of the Exchange, below, please list all Authorized Traders who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Floor Market Maker (FMM)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Remote Market Maker (RMM)
- ☐ Floor Broker (FB)
- ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
- ☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: ______________________ CRD: ______________

Date of Birth: ______________________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

- ☐ Specialist / e-Specialist
- ☐ Floor Market Maker (FMM)
- ☐ Market Maker Authorized Trader (MMAT)
- ☐ Remote Market Maker (RMM)
- ☐ Floor Broker (FB)
- ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted on WebCRD©
- ☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Amex Options ("NYSE Amex Options") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ATP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

__ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Amex Options shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Amex Options will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Amex Options depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Amex Options any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ________________________ Date: ____________________

Print Name: ________________________ Title: ____________________

SECTION 7 - SUPERVISION

Each ATP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE MKT Rule 0. ATP applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Applicant Broker-Dealer's WSPs are enclosed.

Name and Title of Person responsible for maintaining WSPs: ______________________
(Please identify the person responsible for maintaining the Broker-Dealer's WSPs, whether or not they are enclosed.)

NYSE MKT Rules state:
(a) Adherence to Law – No Amex Trading Permit Holder or Associated Person of an Amex Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Amex Trading Permit Holder must supervise persons associated with the Amex Trading Permit Holder as to assure compliance therewith.
(b) Supervisory System – Each Amex Trading Permit Holder for whom NYSE MKT is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE MKT Rules. Final responsibility for proper supervision will rest with the Amex Trading Permit Holder. The Amex Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Amex Trading Permit Holder.
(3) The Amex Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
(4) Each Amex Trading Permit Holder must designate and specifically identify to NYSE Amex Options one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Amex Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Amex Options Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ATP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL AMEX OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

NOTICE OF CONSENT –To be completed by Clearing ATP Holder of Applicant Broker-Dealer.

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved ATP Holder of NYSE Amex Options.

The undersigned Clearing ATP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________	______________________
Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE MKT Rules and may be relied upon by NYSE Amex Options, the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Amex Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ATP Holder.

____

Clearing ATP Holder (Broker-Dealer Name)

____

Clearing ATP Holder (OCC Clearing #)

____

Clearing ATP Holder (NSCC Clearing #)

______________________	______________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ATP Holder
______________________	______________________
Print Name / Title	Print Name / Title
______________________	______________________
Date	Date

SECTION 9A– ITEMS TO BE INCLUDED IN A LLC OPERATING AGREEMENT

1. Statement of the nature of business of LLC
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in **Rule 300(b)** and (B) interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation.
6. Provision that true and complete books of account and records are kept and are available **(Rule 302).**
7. Arbitration provision **(Article VIII, Sections 1 & 2).**
8. Provision requiring advance notice of retirement of LLC member or of dissolution of firm **[Article IV, Section 2(r)].**
9. Provision permitting continuance of business of LLC in the event of death of any member or only the member specified in the Operating Agreement; use and proceeds provisions, if applicable **(Article IV, Section 6).**
10. Provision permitting the interest of a deceased member to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable **[Rule 300(c)].**
11. All other provisions required by applicable law governing partnerships.
12. ***An executed copy of the Operating Agreement (and all Amendments thereto).***
13. ***An executed copy of the Articles of Organization, certified by the Secretary of State/Certificate of Conversion.***

SECTION 9B – ITEMS TO BE INCLUDED IN A LIMITED PARTNERSHIP AGREEMENT

1. Statement of the nature of business of partnership.
2. Capital contributions must be set forth, and must include the following: (A) provisions concerning withdrawal of capital as contained in **Rule 300(b)**; and interest on capital contributions, if any.
3. Division of profits and losses must be set forth.
4. Provision for payment of dues and charges, if any.
5. Provisions governing dissolution-method of liquidation
6. Provision that true and complete books of account and records are kept and are available **(Rule 302).**
7. Arbitration provision **(Article VIII, Sections 1 & 2).**
8. Provision requiring advance notice of retirement of partner or of dissolution of firm **[Art. IV, Section 2(r)].**
9. Provision permitting continuance of business of partnership in the event of death of sole member general partner; use and proceeds provisions, if applicable **(Article IV, Section 6).**
10. Provision permitting the interest of a deceased partner to be considered, without interruption after his death, as a part of the capital of the continuing or successor firm for a special period, if applicable **[Rule 300(c)].**
11. All other provisions required by applicable law governing partnerships.
12. ***An executed copy of the Partnership Agreement (and all Amendments thereto).***
13. ***An executed copy of the Certificate of Limited Partnership, certified by the Secretary of State.***

SECTION 9C – ITEMS TO BE PROVIDED BY CORPORATION

1. Copies of any and all agreements or other documents and amendments thereto relating to the business or affairs of the member corporation between a member corporation and any of its stockholders or between any of the members or approved persons of a member corporation (other than agreements relating to ordinary securities and commodities transactions [Rule 310(b)]
2. An executed copy of the Charter or Certificate of Incorporation, (an all Amendment thereto), certified by the Secretary of State. [Rules 310(b) & 356].
3. An executed copy of the by-laws (and all Amendments thereto) certified by the Secretary of the corporation or other executive officer [Rule 356].
4. Certified list of all holders of record of each class of stock, giving name and address of the holder and the number of shares of each class of such stock held. [Rule 310(c)(1)]
5. Copy of certificate(s) of each class of stock issued or authorized by the Corporation, in accordance with provisions as stated in Rule 312(c)(1)(2)

SECTION 10 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant ATP Holder. Applicants subject to Exchange Act Rule 15c3-1are required to have a designated Series 27 licensed principal.

Additionally, any Floor Broker or Floor Clerk seeking to conduct a limited public business must be registered as an Authorized Trader. Authorized Traders are required to have successfully passed the Series 7 examination, pursuant to NYSE Amex Options Rule 930NY(b)(1)(A). Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by the NYSE MKT.

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________________ Email: ______________________

AUTHORIZED TRADER

Name: ______________________ CRD#: ______________________

Business Address: ____

Phone: ______________________ Email: ______________________

Additional Authorized Traders are submitted in a separate copy of this section attached hereto.

NYSE MKT LLC

DEA Application Requirements

SECTION 11 – DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE MKT LLC along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____
SEC #. __________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE MKT Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE MKT Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information conceming the market in a security or group of securities, it may be a violation of NYSE MKT Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE MKT Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the NYSE MKT), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE MKT Rule 3.

______________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing ATP Holder	______________________________ Date
______________________________ Print Name	______________________________ Title

NYSE Amex Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________ , 20 ______________________

by ____ "Clearing Member"

In respect of ____ "ATP Firm"

WHEREAS Floor Broker is an ATP Holder of NYSE Amex Options ("Exchange"), and Clearing Member is an ATP Holder of the Exchange and member of Options Clearing ("Clearing Corporation"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Amex Options Rule 931NY, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

WHEREAS Floor Broker has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and in order to induce the Exchange to approve Clearing Member's issuance of a Letter of Authorization to Floor Broker, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions made by Floor Broker when the name of Clearing Member is given up.

This Letter of Authorization shall remain in effect until a written notice or revocation has been received by the Exchange.. If such written notice has not been received a least one hour prior to the opening of trading on a particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day first above written.

______________________	______________________
Print name of Floor Broker	Print name of Clearing Member
______________________	______________________
Authorized Signature of Floor Broker	Authorized Signature of Clearing Member
______________________	______________________
Trading Acronym	Title

NYSE Amex Options

Floor Broker Letter of Authorization Revocation

To: NYSE Amex Options Client Relationship Services Department

From: ____

ATP Clearing Member

Effective Date: ____(Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

____

ATP Firm Name

____

Floor Broker Name Symbol

____

Authorized Signature – Clearing Member

____

Printed Name Title

Revised May 2012

NYSE Amex Options

TERMINATION OF FLOOR BROKER

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Member Firm

Re: ______________________________
Floor Broker Name Acronym(s)

Date of termination: ______________________(Close of Business)

☐ Temporary Termination (1-120 days)
– Date of Return: ______________________

☐ Permanent Termination

____
Authorized Signature of ATP Firm Date

Checklist for Terminating an ATP Floor Broker

1. ATP holders must notify the Exchange no later than one (1) full business day in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. ATP holders must return Floor Badge and Handheld to NYSE Amex Options Floor Staff
4. In conjunction with a permanent termination, a Form U-5 for the "AF" registration category should be submitted on WebCRD within ten (10) business days of termination.
5. Individuals who are registered and wish to remain registered in the NYSE Amex Options Interim Member Floor Broker Program should not submit this form or the Form U-5. **For more information about the NYSE Amex Options Interim Member Floor Broker Program, please contact Client Relationship Services via email at crs@nyse.com.*

NYSE Amex Options

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and CRD registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

GENERAL INFORMATION

Name of Applicant: ______________________ Applicant CRD#: ______________

Applicant Phone: ______________________ Applicant Email: ______________

Business Address: ____

City: ______________ State: ________ Zip: ______________

Member Firm Contact: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS TO BE CONDUCTED

☐ Trade Support Clerk ☐ Floor Employee

All individuals requesting access to the NYSE Amex Options Floor must register as ("AC") on WebCRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting ("AC") registration has been submitted to FINRA through WebCRD

☐ A Fingerprint Card has been submitted to FINRA

APPLICANT ACKNOWLEDGEMENT

I authorize NYSE MKT LLC and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release NYSE MKT LLC, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant: ______________________ Date: ______________

ATP FIRM ACKNOWLEDGEMENT

I hereby certify that ______________ Is authorized to enter into the NYSE AMEX Options trading floor as
(Name of Applicant)

referenced above, on behalf of this ATP Firm ______________ .
(Name of ATP Firm)

Start Date: ______________

Authorized Signature: ______________________ Date: ______________

NYSE Amex Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Amex Options Rule 900NY et seq.

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 921NY of the Rules of NYSE Amex Options. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Amex Options Rule 924NY.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility for all

- ☐ For all Exchange options transactions [as defined in NYSE Amex 900.2NY(23)] made by you*
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 924NY (d)] made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Amex Options Rule 924NY and may be relied upon by NYSE Amex Options, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Amex Options Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE MKT.

Accepted and agreed to this ______ day of __________, 20 ___.

Clearing Firm Name	ATP Firm Name
Clearing Member Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of Clearing Member	Authorized Signature of Market Maker
	Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Amex Options invoices for the above symbol:

Name on OCC Account ____

OCC Account Number__________________

Updated May 2013

NYSE Amex Options

Market Maker Letter of Guarantee Revocation

To: NYSE Amex Options Client Relationship Services Department

From: ____
ATP Clearing Member

Effective Date: ________________________________ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

____
Firm Name

____
Market Maker Name

____
Market Maker Symbol

______________________ ______________________
Authorized Signature Clearing Firm — Date

______________________ ______________________
Print Name — Title

Updated May 2012

NYSE Amex Options

TERMINATION OF MARKET MAKER

To: NYSE Amex Options Client Relationship Services Department

From: ______________________________
ATP Clearing Member

Date of termination: ____________________ (Close of Business)

☐ Temporary Termination (1 to 120 days) *
– Date of Return: ______________________________

☐ Permanent Termination **

Market Maker: ____________________ Acronym: __________

ATP Firm:____________________

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Amex Options Rule 900NY) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ ______________________________
Authorized Signature Date
Clearing Firm

______________________________ ______________________________
Print Name Title

** ATP holders (ATP) must notify the Exchange no later than one (1) full business day in advance of the proposed temporary termination date. A Temporary Termination cannot exceed 180 days.*

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with the NYSE Amex Options Client Relationship Services Department after all accounts have cleared.*

NYSE Amex Options

TERMINATION OF ORDER SENDING & CLEARING FIRM

To: NYSE Amex Client Relationship Services Department

From: ______________________________
ATP Member Firm

Re: ______________________________
ATPID **Acronym(s)**

Type of ATP:

☐ Clearing Firm ☐ Order Sending Firm

Date of Termination:______________________________(Close of Business)

☐ Temporary Termination (1-120 days)
– Date of Return: ______________________________
☐ Permanent Termination

____
Authorized Signature of ATP Firm **Date**

Checklist for Terminating an ATP Order Sending & Clearing Firm

1. ATP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2. Temporary terminations cannot exceed 180 days.

ATP Request Form

This form should be used to request an Amex Trading Permit ("ATP") and to assign that ATP to a designated individual of an ATP Firm. This form designates the below individual as an ATP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that individual. This form must be approved by NYSE Amex Options' Client Relationship Services Department. A separate form must be executed for each ATP Holder.

Please issue ________________________________ **("ATP Firm")**
(name of ATP Firm)

_______ **Amex Trading Permit(s), effective** ________________ **(open of business).**
(number of ATPs being requested) ***(effective date)***

(This)/(these) ATP(s) will be held in the name of

__________________________ **("ATP Holder"), hereby established as an ATP Holder, until further notice.**
(name)

☐ (This is a) / (these are) new or additional ATP(s) of the ATP Firm
☐ (This is an) / (these are) existing ATP(s) of the ATP Firm; this form is being executed to assign said ATP(s) to the above referenced ATP Holder.

Type of Business activity to be conducted with this/these ATP(s):

☐ Specialist/e-Specialist ☐ Remote Market Maker (RMM) ☐ Floor Market Maker (FMM)

☐ Clearing Services ☐ Proprietary and/or Agency Trading

☐ Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login? ☐ Yes ☐ No

The ATP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on NYSE Amex Options, all obligations owed to NYSE Amex Options or any subsidiary of NYSE MKT LLC, the payment of all NYSE Amex Options fees and charges, and all obligations accruing in the course of the ATP Firm's and the ATP Holder's NYSE Amex Options business.

The ATP issued pursuant to NYSE Amex Options' acceptance of this form will be associated with the ATP Firm until terminated pursuant to the termination provisions delineated in NYSE Amex Options' rules.

Signature of ATP Holder: ____

Telephone Number of ATP Holder: ______________________ ***Email Address:*** ____________________

Authorized Signature for ATP Firm: ____

Print Name of Authorized Signatory: ____

Telephone Number of Authorized Signatory: ________________ ***Email Address:*** ____________________

Date: ________________

Clearing member authorization for electronic collection of NYSE Amex Options invoices for this ATP:

Name of Clearing Firm ____________________________

OCC Account Number____________________________

NYSE Amex Options

Specialist / eSpecialist Application

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Allocation - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for an Allocation, having the obligations hereunder, and of Rule 927NY, in one or more option classes.

Applicant – the Broker-Dealer applying as a registered Specialist/e-Specialist or amending this form to become a registered Specialist/e-Specialist.

Appointment - on a form or forms prescribed by the Exchange, a registered Specialist/e-Specialist must apply for a Primary Appointment, having the obligations hereunder, and of Rule 927NY, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ATP Holder or any person directly or indirectly controlling, controlled by or under common control with an ATP Holder.

Control – (as defined on Form BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE MKT LLC. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a registered Broker-Dealer's examining authority, when the Broker-Dealer is a Member of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE MKT Rule 0, respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an Specialist/e-Specialist may be allocated any one or more of the options issues opened for trading at the Exchange.

e-Specialist– an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rules 927.4NY-927.6NY.. Each e-Specialist must be registered with the Exchange as a Market Maker.

Financial Arrangement – (1) the direct financing of an ATP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Specialist – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 920NY, and who meets the qualification requirements of Rule 927NY(b). Each Specialist must be registered with the Exchange as a Market Maker. Any ATP Holder registered as a Market Maker with the Exchange is eligible to be qualified as a Specialist.

Remote Market Maker ("RMM") – a Remote Market Maker is an ATP Holder who is registered with the Exchange for the purpose of making transactions as dealer-specialist from a location off the Floor of the Exchange. Transactions of Remote Market Makers that are executed through the facilities of the Exchange, in accordance with the rules of the Exchange, are deemed to be Market Maker transactions for purposes of Rule 920NY.

Floor Market Maker ("FMM") - a Floor Market Maker is a registered Market Maker who makes transactions as a dealer-specialist while on the Floor of the Exchange and provides quotations: (A) manually, by public outcry, and (B) electronically through an auto-quoting device.

Market Maker – a Market Maker shall refer to an ATP Holder that acts as a Market Maker pursuant to Rule 920NY.

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS (continued)

Market Maker Authorized Trader ("MMAT") – a Market Maker Authorized Trader shall mean an authorized trader who performs market making activities pursuant to Rule 920NY on behalf of an ATP Holder registered as a Remote Market Maker.

NYSE MKT LLC ("NYSE MKT", the "Exchange", or the "Corporation") - a Delaware limited liability corporation. The Exchange offers an options trading platform under the brand name NYSE Amex Options. NYSE MKT LLC is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT LLC. is also a Self-Regulatory Organization.

NYSE Amex Options – "NYSE Amex Options" shall refer to those aspects of the Self-Regulatory Organization and the Trading Facilities business of NYSE MKT LLC licensed to trade Options by the Exchange. The term "NYSE Amex Options" shall have the same meaning as "Exchange" as that term is defined in Rule 900.2NY.

Quotations – ATP Holders who are registered as Specialist/e-Specialists are required by Rule 925.1NY to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed issues for 90% of the time the Exchange is open for trading in each issue.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

APPLICATION FOR SPECIALIST / e-SPECIALIST REGISTRATION - EXPLANATION OF TERMS

Filing Requirements
Prior to submitting the Application to become a Specialist/e-Specialist, an applicant Broker-Dealer must have completed the Amex Trading Permit ("ATP") application, identifying "Specialist" or "e-Specialist" as a business to be conducted on NYSE Amex Options. A firm will not be eligible for approval as a Specialist/e-Specialist until after their ATP application, with this indication, is approved.

Checklist
Applicant ATP must complete and submit all materials as required in the Application Checklist (page 4) to CRS@nyse.com

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: CRS@nyse.com; Phone: 212.896.2830 option 5.

Application Process

- Following submission of the Specialist/e-Specialist Application and supporting documents, NYSE Amex Options will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Specialist/e-Specialist.
- Applicant is required to consult with an NYSE Amex Options representative to determine the most beneficial connectivity option. NYSE Amex Options will then coordinate the connectivity between the Applicant Broker Dealer and the Exchange.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Amex Options will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Amex Options for further information.
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Amex Options for approval or disapproval without delay.
- NYSE Amex Options will promptly notify the Applicant in writing of their decision.
- Upon approval and once connectivity is established, your NYSE Amex Options representative will inform you of your ability to trade.
- In the event an applicant Broker-Dealer is disapproved by NYSE Amex Options, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE MKT Section 9A Rule 475. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken

APPLICATION CHECKLIST AND FEES - NEW NYSE AMEX OPTIONS SPECIALIST/e-SPECIALIST	
☐	Approved Amex Trading Permit (ATP) Application
☐	Application for Specialist/e-Specialist, Sections 1 through 5
☐	Form U4 and fingerprint cards for each Specialist/e-Specialist listed in Section 3 are available on Web CRD®
☐ ☐	Proof of successful completion of NYSE Amex Options Market Maker Examination for each Specialist/e-Specialist listed in Section 3; or Request for Waiver has been granted.
☐ • • • • ☐ ☐	Financial Documentation Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable Most Recent Balance Sheet and Capital Computation[2] Six Month Profit/Loss Projection[2] Subordination Agreements, if applicable[2] All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.
[2] Required for NYSE MKT -DEA Broker-Dealers only

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ CRD No.: ______________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant ATP Firm: ______________________________

Business Address: ______________________________

City ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Fax: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Fax: ______________

Email Address: ______________________________

ATP APPROVAL STATUS

☐ Applicant organization is currently an approved Amex Trading Permit Holder and Market Maker with NYSE Amex Options.*

* All Specialist/e-Specialist applicants must be approved ATP Holders and Market Makers with NYSE Amex Options.

NET CAPITAL

Amount ______________ As of Date: ______________

FOCUS Report Line Item* ______________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing/Good Faith Deposits

☐ Other ______________________________

* Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Specialist/e-Specialist: __________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ______________________________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist/e-Specialist or Market Maker on a registered national securities exchange(s) or association?

☐ Yes ☐ No

If yes, provide the following information:

SRO: ______________________

Operating Capacity: ______________________

List Securities: ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities: ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities: ______________________

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS

Specialist/e-Specialists are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Amex Options. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, please refer to NYSE MKT Options Rule 3 (j) General Prohibitions and Duty to Report and also determine whether Rule 927NY applies to your firm.

NYSE Amex Options Rule 927NY(b): Qualification of Specialists

(1) Qualification of Specialists. The qualification of Specialists shall be conducted by the Exchange. The Specialist Qualification Process is as follows:

(A) Applications for qualification as a Specialist shall be general and shall not specify a particular option issue or issues. Applicants for qualification as a Specialist may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, ATP Holder, or any person associated with an ATP Holder.

(B) The Exchange may also specify one or more conditions on the applicant with respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Amex Options Rule 927NY(c): Obligations of Specialists

Each Specialist must meet the following obligations:
(1) Assure that disseminated market quotations are accurate;
(2) Honor guaranteed markets, including markets required by Rule 970NY and any better markets pledged during the allocation process;
(3) Generate and automatically update two-sided market quotations with size in all appointed series through the Specialists own proprietary autoquoting system;
(4) Fulfill general Market Maker obligations under Rules 925NY and 925.1NY;
(5) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;
(6) Participate at all times in any automated execution system that is in effect in designated option issues;
(7) Make FLEX Quotes in response to a specific Request for Quotes in appointed classes of FLEX Equity Options whenever in the opinion of the FLEX Post Official the interests of a fair, orderly and competitive market are best served by such action.
(8) Maintain communications with member firms in order to respond to suggestions and complaints;
(9) Respond to competition by offering competitive markets and competitively-priced services.
(10) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists are associated with each other and deal for the same Specialist account, this requirement will apply to such Specialists collectively, rather than to each Specialist individually;
(11) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;
(12) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 - INFORMATION FOR SPECIALISTS / e-SPECIALISTS (Continued)

NYSE Amex Options Rule 927.4(a) – e-Specialist

(a) Designation as an e-Specialist. The Exchange may designate e-Specialists in an options class to fulfill certain obligations required of Specialists. The Exchange shall determine the appropriate number of approved e-Specialists per option class. Factors to be considered in approving e-Specialists include any one or more of the following:

(i) adequacy of resources including capital, technology, and personnel;
(ii) history of stability, superior electronic capacity, and superior operational capability;
(iii) market making and/or specialist experience in a broad array of securities;
(iv) ability to interact with order flow in all types of markets;
(v) existence of order flow commitments.
(vi) willingness to accept allocation as an e-Specialist in options in at least 400 underlying securities; and
(vii) willingness and ability to make competitive markets on the Exchange and to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the options it trades.

In selecting an applicant for approval as an e-Specialist, the Exchange may place one or more conditions on the approval concerning the operations of the applicant and the number of option classes which may be allocated to the applicant.

Each e-Specialist shall retain its approval to act as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist or the Exchange terminates the e-Specialist's approval to act as an e-Spécialist pursuant to Exchange Rules. An e-Specialist may not transfer its approval to act as an e-Specialist unless approved by the Exchange.

NYSE Amex Options Rule 927.5 – e-Specialist Obligations

Each e-Specialist shall fulfill all of the obligations of a Market-Maker and of a Specialist under the Rules and shall satisfy each of the following requirements:

(a) meet the quoting obligations of Rule 925NY and 925.1NY(b);
(b) assure that its market quotations are accurate;
(c) continue to act as an e-Specialist and to fulfill all of the e-Specialist's obligations as an e-Specialist until the Exchange relieves the e-Specialist of its approval and obligations to act as an e-Specialist;
(d) make competitive markets on the Exchange and otherwise to promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;
(e) immediately notify the Exchange of any material operational or financial changes to the e- Specialist organization as well as obtain the Exchange's approval prior to effecting changes to the ownership, capital structure, voting authority, distribution of profits/losses, or control of the e- Specialist organization.

SECTION 4 – REQUIRE INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Specialist/e-Specialist, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Amex Options, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Specialist/e-Specialist firm rather than to each SPECIALIST/E-SPECIALIST individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more Specialists/e-Specialists are associated with each other and deal for the same Specialist/e-Specialist account, this requirement will apply to such Specialist/e-Specialists collectively, rather than to each Specialist/e-Specialist individually.
3. The Specialist/e-Specialist's clearing firm will provide daily equity information to the Financial and Operational Compliance Department for Specialist/e-Specialist cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to NYSE Amex Options' Financial & Operational Compliance Department ("FOCD") for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to NYSE Amex Options' FOCD as it may require.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Amex Options.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE MKT rules. Such written procedures shall at all times be available for inspection by NYSE Amex Options staff.
8. Be responsible for designating an approved Specialist/e-Specialist to act as a backup Specialist/e-Specialist in our absence and notify the Corporation of such designation, pursuant to rule 927NY. The designated backup Specialist/e-Specialist must be an approved Specialist/e-Specialist in good standing and have sufficient capital to meet the capital requirements of the Specialist/e-Specialist being backed up, as well as their own. If necessary, more than one Specialist/e-Specialist may be needed or selected to act as an appropriate backup.

ADDITIONAL REQUIRED DOCUMENTS

In addition to the information requested in the ATP Application, the Applicant is requested to provide the following information, if it has not already done so:

- A list of any other communication equipment that Specialist/e-Specialists can access to route orders in securities to other markets for execution. Provide the location of such terminal(s) and a description of the use of the terminal(s) and the business transmitted through it.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor ______________________ Date: ______________

Print Name: ______________________ Title: ______________

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Clearing Firm Representative: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

Clearing Firm: ______________________ OCC#: ______________

AP Form

NYSE MKT LLC and New York Stock Exchange, LLC

This Form is to be completed by Non-Natural Persons seeking Approved Person status and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the Non-Natural Person seeking Approved Person status ("Applicant") should be familiar with the New York Stock Exchange, LLC ("NYSE") and NYSE MKT, LLC ("NYSE MKT") (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Rules 2 and 304.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking NYSE / NYSE MKT membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the AP Form to FINRA, Qualifications & Registration Department at Q&RNY@finra.org.

Section I

1. Full Name of the Applicant: ______________________________

2. If applicable, Web CRD # of the Applicant: ______________________________

3. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: ______________________________

   Web CRD#: ______________________________

4. Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant:
   - ☐ *controls* the Member Organization
   - ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   - ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?
   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at

Q&RNY@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserve the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Rule 2 of the Exchange.

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _______________________________ Date: ______________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: _______________________________

Title: _______________________________

Web CRD# (if applicable): _______________________________

NYSE Amex Options - Designated Give-up Notification Form

1. ATP Firm Information

ATP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced ATP Firm requests NYSE Amex Options to enable (or disable) give-ups for the following Clearing Members (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

ATP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE MKT Rule 961.

ATP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Amex Options.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

ATP HOLDER NOTIFICATION OF OFF BOARD TRANSFER OF POSITIONS

ATP Holder______________________________ **CRD#**____________________

Pursuant to NYSE Amex Options Rule 957NY(d) the ATP Holder identified above intends to participate in an off-board transaction by transferring securities positions from one trading account to another account in a manner other than trading on the floor of a national securities exchange.

Proposed Transfer Date:	
Briefly explain the purpose of this Position Transfer:	
Option or Stock Symbols of the positions to be transferred:	

The accounts and ATP Holders owning and controlling the accounts involved in this position transfer include:

Positions will be transferred From Account #	
Owned/Controlled by: (Name of ATP Holder)	
Positions will be transferred To Account #	
Owned/Controlled by: (Name of ATP Holder)	

The net effect on **open interest** as a result of this transfer in securities positions will be:

☐ No effect on open interest	Approximately ______ % effect on open interest

If all ownership and control of the transferred positions will be relinquished to a person or entity that is <u>not</u> a registered ATP Holder, this form may not be used.

The undersigned hereby represents that the information contained herein is true, correct and complete.

____________________________ ____________________________

Print Name of Authorized Person Title

____________________________ ____________________________

Signature Date

Submit scan and return this form to: - Client Relationship services at crs@nyse.com

Reviewed by: ______________________________ on ____________________

____

New York Stock Exchange, LLC and NYSE MKT LLC
Securities Lending Representative Agreement

Must be completed by all applicants for approval as Securities Lending Representatives and all direct supervisors of Securities Lending Representatives.

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the Constitution and Rules of the New York Stock Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the New York Stock Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name: ______________________________

______________________________ Name of Witness[1] (Please Print)	______________________________ Name of Applicant (Please Print)
______________________________ Signature of Witness	______________________________ Signature of Applicant
______________________________ Title	______________________________ Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.